TRANSITIONS



SUMMARY ANNUAL REPORT · 2004

TRANSCOMMUNITY

DEAR SHAREHOLDER:

During 2004, TransCommunity Financial Corporation continued the pace of rapid growth that has become a hallmark of our company. Revenues and assets both increased significantly with the opening of our third subsidiary bank, the Bank of Louisa. There was also significant organic growth at both of our other subsidiary banks, Bank of Goochland and Bank of Powhatan. In other words, it was a year of important transitions.

While not every turn in our path was foreseen, we have known since forming TransCommunity that our goal of success through growth would require a commitment to innovation, the talent of our employees and directors, and the continued support of our shareholders. Last year was no exception in providing examples of how we have faced challenges, as well as examples of how we have begun to reap the benefits of our vision for a unique company dedicated to independent banks and the communities we serve.



A unique company dedicated to independent banks and the communities we serve.

TRANSITION I:
MOVING FROM DE NOVO STATUS TO FULLY OPERATIONAL BANKS

Revenues and assets both increased significantly.

On a consolidated basis TransCommunity's assets increased by 46% during 2004 to $143.3 million, while revenues finished the year at $10.9 million, an increase of 69%. Importantly, these favorable results were achieved with an increase of only 16% in our total number of employees.

Additionally, we are happy to report that, only 20 months after receiving its charter and opening its doors, the Bank of Goochland began to report a monthly operating profit. The Bank of Goochland finished the year with a loss of less than $25,000. We expect it to be profitable for the first quarter of 2005.

The rate of growth experienced by Bank of Goochland has been faster than that experienced by our first bank, the Bank of Powhatan, and provides, we believe, a clear indication of the value inherent in TransCommunity's business



A clear indication of the value inherent in TransCommunity's business model.

model. As a result of this growth, in the fourth quarter of the year, the holding company infused an additional $500,000 into the capital base of Bank of Goochland, raising its total capital base to $5.7 million. We anticipate that further infusions of capital will be needed during 2005 in order to allow Bank of Goochland to reach its full potential.

All of this upward momentum was achieved thanks to our hardworking and dedicated employees and to you, our investors, who have shown continued confidence in this unique community banking company.

TRANSITION II

LEVERAGING OUR COMMON OPERATING PLATFORM

Much time, human and financial resources were committed in 2004 to developing and enhancing the company's "Common Operating Platform," an array of centrally managed, shared services: auditing, policies and procedures, information technology, human resources and bank operations. These and similar crucial back office functions, managed from the holding company and provided to our subsidiary banks on a shared cost basis, lower the operating costs for each of our banks and allow our bank executives and employees to focus on their most important asset: the customer.

The philosophy behind the Common Operating Platform is quite simple: if it touches the customer, the banks do it better, while consolidation behind the scenes creates important cost savings for our shareholders.

If it touches the customer, the banks do it better...

After opening our third subsidiary bank in April, our primary job during the remainder of 2004 was concentrated on making sure that all the functions that had been put together during the preceding three years were working well and aimed at producing a profit.

During 2004, management succeeded in negotiating a master agreement with the company that provides account and item processing services to our subsidiary banks. In the process, we lowered the cost of these services by more than 20%.

Momentum was achieved thanks to our dedicated employees and our shareholders.

Master agreement lowers cost of services by more than 20%.

We put in place a contract with a third party to provide trust and asset management accounting and account processing services for each of our three bank Trust Departments as well as our Asset Management subsidiary. Again, by negotiating a single master agreement covering all of our subsidiaries and activities, we were able to affect savings over what each of our banks would be able to achieve individually.

We continued to develop and improve upon the architecture of the company's Wide Area Network (WAN). This critical electronic backbone ties our entire organization together and makes possible the addition of new subsidiary banks without interruption. As part of the 2004 upgrades to the WAN, we also significantly improved upon our internet security platform and created redundancy in both our telephone and data communications capabilities.

In sum, TransCommunity's Common Operating Platform continues to provide real savings for our banks and distinguishes us from our competitors. It remains one of the company's most important strategic assets.



We continued to develop and improve upon the architecture of the company's Wide Area Network.

TRANSITION III:
BUILDING SHARED RESOURCES FOR OUR BANKS AND OUR CUSTOMERS

We have already mentioned that during 2004, each of our operating banks was able to add Asset Management and Trust Services, as well as insurance and securities brokerage to the array of services offered to their customers. These new services, which offer significant revenue potential, were made economically feasible by consolidating the professionals at the holding company headquarters, and allocating only a fraction of the total start-up cost to each bank.

As with many of the operations functions included in our Common Operating Platform, consolidation and cost sharing allows our banks to offer products and services to their customers that they would not be able to offer individually. Importantly, however, although the back office operations of these new services are consolidated at the holding company so as to achieve cost savings, the customer contact function is provided on site at each of our subsidiary banks. We encourage our shareholders to stop by and get to know the Financial Services representatives at our banks.

Consolidation and cost sharing allows our banks to offer products and services they would not be able to offer individually.

The decision to make investments in the development of these new services now, while the company is still absorbing operating losses was not made lightly. We believe strongly that making these investments now is the right thing to do. It better positions us for future profitability, and will help our banks in achieving superior financial results in the years ahead.

TRANSITION IV
RESPONDING TO ENVIRONMENTAL CHANGE

During the first two months of 2004 our mortgage banking affiliate, Main Street Mortgage and Investment Company, suffered losses. In part, these losses resulted from the impact of Hurricane Isabel the previous fall. Another part of the losses, however, stemmed from certain missteps in managing the growth of our mortgage business. During 2003, the company invested in additional offices, computers and support personnel for this affiliate with the

We encourage our shareholders to stop by and get to know the Financial Services representatives at our banks.

expectation that increased productivity would quickly follow. By mid-year 2004, however, management realized that this strategy was not working, and, in concert with the MSM management team, we began taking aggressive steps to reduce overhead and improve performance, including a voluntary salary reduction by Main Street's president.

As a result of these actions, MSM earned a monthly operating profit for the remaining 10 months of 2004 and ended the year with a profit. While we regret the poor performance of this affiliate, we remain confident that the mortgage banking business is vital to our overall success and we are committed to a better performance for this affiliate in 2005.

We began taking aggressive steps to reduce overhead and improve performance.

We certainly recognize that our consolidated losses increased in 2004. The dollars represented by these losses have been invested during the past 45 months to achieve a number of important milestones: formation of the holding company, acquisition of the Bank of Powhatan, formation of three additional subsidiary banks, establishment of our asset management and trust services, insurance and securities brokerage activities, two securities offerings to raise capital for the new banks, and investment in the technology and other infrastructure required to tie our organization together and position us for future growth. As mentioned above, this investment in our "Common Operating Platform" is a critical part of the overall strategic structure of the TransCommunity organization. We have spent a lot of capital in the early years of our development in order to create the basis for greater revenue growth and profits in the years ahead.

Congress recently passed the Sarbanes-Oxley Act (SOX) to restore investor confidence in public reporting of financial information by companies. TransCommunity has sought to incorporate best practices and the intent of the law into our accounting practices since our formation in 2000. The Securities and Exchange Commission recently announced that, for companies like TransCommunity, the date for compliance with the "internal control" requirements of SOX, which is a particularly significant provision of SOX designed to assure the accuracy and reliability of our financial statement reporting process, would be moved back one year. While there are burdens of

Investment in our "Common Operating Platform" is a critical part of the overall strategic structure.

both time and cost associated with this law, the management and the board of TransCommunity decided to move forward with the task of bringing TFC into full compliance. TransCommunity is committed to high standards of corporate governance and we feel strongly that achieving full compliance with this law promptly is in the best interest of our company, customers and shareholders.

TRANSITION V
POSITIONING OUR COMPANY FOR SUCCESS

We began last summer to form our fourth bank, the Bank of Rockbridge. That effort is being led by T. David Grist as the designated president and CEO and Lawrence W. Broomall, as chairman of the organizing group. Mr. Grist was executive vice president of the former Bank of Rockbridge and Mr. Broomall recently retired from his position as vice president for finance and treasurer of Washington and Lee University. The offices of the new bank are located in the same building as the former bank. As with all of our organizing and capitalization efforts, TransCommunity initially raised capital through a securities offering and raised approximately $3.5 million from small investors. As a result we have added over 350 new stockholders to what we believe is the largest shareholder base for a financial institution our size. In order to address the capitalization effort more efficiently, that offering was recently closed and the company is seeking to meet its capital requirements through other means. We remain committed to our plan to open the new Bank of Rockbridge later this year.

We believe we have the largest shareholder base for a financial institution our size.

We believe TransCommunity is poised to take advantage of the resources that have been invested since the company acquired its first bank less than four years ago. Staying committed to an innovative business approach is not easy nor always understood. As with any young company, we have had our ups and downs. But the company you invested in is strong and is committed to a strategy designed to produce increased shareholder value.



Sincerely,

William C. Wiley
Chairman & CEO

Performance Highlights

TransCommunity Total Loans Outstanding
2004: $105,000,000


$110,000,000
$100,000,000
$90,000,000
$80,000,000
$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$
2002
2003
2004

TransCommunity Gross Income
2004: $10,900,000


$12,000,000
10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$
2002
2003
2004

TransCommunity Deposits
2004: $123,700,000


$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$
2002
2003
2004

TransCommunity Assets
2004: $143,300,000


$150,000,000
$125,000,000
$100,000,000
$75,000,000
$50,000,000
$25,000,000
$
2002
2003
2004

Information in this report may contain forward-looking statements that are provided to assist in the understanding of anticipated future performance. However, a number of important factors could cause actual results to differ materially from those expressed in such statements. Please refer to the "Forward-Looking Statements" section in the most recent Form 10-K for additional information.

Consolidated Statements of Financial Condition

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, AND 2004

ASSETS	2002	2003	2004
Cash and due from banks	$ 3,447,473	$ 7,913,777	$ 3,617,266
Federal funds sold	3,520,000	186,000	143,000
Total Cash and Cash Equivalents	6,967,473	8,099,777	3,760,266
Securities available-for-sale, at fair value	399,500	2,314,445	17,876,464
Securities held to maturity (fair value of $9,868,983 in 2004, $17,415,889 in 2003 and $3,798,997 in 2002)	3,798,980	17,439,025	9,899,035
Loans receivable	37,116,940	66,119,683	104,914,700
Allowance for loan losses	(462,200)	(842,819)	(1,422,078)
Net Loans	36,654,740	65,276,864	103,492,622
Premises and equipment, net	2,246,242	5,089,975	6,142,819
Federal Reserve Bank stock (restricted)	357,300	357,300	507,300
Other assets	698,670	1,174,969	1,623,295
Total Assets	$ 51,122,905	$ 99,752,355	$ 143,301,801

LIABILITIES	2002	2003	2004
Deposits:			
Demand deposits:			
Non-interest bearing	5,530,727	11,948,835	15,549,428
Interest bearing	6,803,531	15,528,664	36,603,311
Savings deposits	3,160,180	5,826,145	8,502,482
Other time deposits	21,217,830	49,371,157	63,006,695
Total Deposits	36,712,268	82,674,801	123,661,916
Federal funds purchased	1,250,439	501,000	2,277,000
Notes payable	198,000	1,198,000	1,450,000
Accrued expenses and other liabilities	491,418	477,112	720,326
Total Liabilities	38,652,125	84,850,913	128,109,242

STOCKHOLDERS' EQUITY	2002	2003	2004
Common stock $.01 par value (5,000,000 shares authorized) 2,250,508; 2,067,613 and 1,605,249 shares issued and outstanding in 2004, 2003 and 2002	16,052	20,676	22,505
Paid-in-surplus	15,831,921	19,916,482	22,753,004
Expenses of current stock offering	(588,355)		(186,083)
Accumulated deficit	(2,788,358)	(5,025,853)	(7,353,219)
Accumulated other comprehensive loss	(500)	(9,863)	(43,648)
Total Stockholders' Equity	12,470,780	14,901,442	15,192,559
Total Liabilities and Stockholders' Equity	$ 51,122,905	$ 99,752,355	$ 143,301,801

Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, AND 2004

	2002	2003	2004
INTEREST AND DIVIDEND INCOME			
Loans, including fees	$ 2,077,370	$ 3,728,989	$ 6,233,136
Federal funds sold	12,202	104,297	88,819
Debt securities	202,701	136,174	412,356
Dividends	12,988	21,438	23,213
Total Interest and Dividend Income	2,305,261	3,990,898	6,757,524
INTEREST EXPENSE			
Deposits			
Demand	90,421	89,175	253,693
Savings	41,590	48,203	77,200
Time deposits below $100,000	425,282	645,533	874,163
Time deposits above $100,000	161,940	358,185	578,260
Other borrowed funds	37,784	18,591	99,430
Total Interest Expense	757,017	1,159,687	1,882,746
NET INTEREST INCOME	1,548,244	2,831,211	4,874,778
PROVISION FOR LOAN LOSSES	227,200	385,595	654,166
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	1,321,044	2,445,616	4,220,612
NON INTEREST INCOME			
Bank service charges and fees	152,645	282,450	773,413
Commissions and fees from loan originations	1,353,920	2,151,002	3,351,101
Total Non Interest Income	1,506,565	2,433,452	4,124,514
NON INTEREST EXPENSES			
Salaries and employee benefits	2,311,269	4,332,828	6,759,840
Occupancy expenses	208,918	338,180	725,904
Equipment expenses	283,929	365,296	654,480
Other operating expenses	1,220,146	2,080,259	2,532,268
Total Non Interest Expenses	4,024,262	7,116,563	10,672,492
NET LOSS	$ (1,196,653)	$ (2,237,495)	$ (2,327,366)
Net Loss Per Share Basic and Diluted	$ (1.05)	$ (1.19)	$ (1.10)
Weighted Average Shares Outstanding	1,143,262	1,887,458	2,114,275

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, AND 2004

	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (1,196,653)	$ (2,237,495)	$ (2,327,366)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	214,253	268,985	417,719
Provision for loan losses	227,200	385,595	654,166
Gain (loss) on disposition of property and equipment	10,399	2,561	(1,026)
Accretion income	(3,662)	(12,050)	(72,363)
Restricted stock award expense		67,661	94,926
Net change in:			
Other assets	11,558	(476,300)	(448,326)
Accrued expenses and other liabilities	52,364	(14,306)	243,213
Net Cash Used in Operating Activities	(684,541)	(2,015,349)	(1,439,057)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net increase in loans	(21,720,185)	(29,007,719)	(38,869,924)
Purchase of securities held-to-maturity	(3,400,000)	(39,290,995)	(23,137,332)
Purchase of securities available-for-sale		(5,729,308)	(21,101,321)
Purchase of Federal Reserve Bank stock	(156,000)		(150,000)
Proceeds from maturities of securities held-to-maturity	8,402,962	25,663,000	30,749,685
Proceeds from maturities of securities available-for-sale		3,805,000	5,505,518
Proceeds from sale of property	30,000	764	2,500
Payments for the purchase of property	(394,869)	(3,116,043)	(1,472,037)
Net Cash Used in Investing Activities	(17,238,092)	(47,675,301)	(48,472,911)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in federal funds purchased	1,250,439	(749,439)	1,776,000
Proceeds from common stock subscriptions	7,522,830	4,691,976	2,743,425
Proceeds from exercise of stock options		6,000	
Proceeds (curtailment) of notes payable	(115,588)	1,000,000	252,000
Net change in:			
Demand deposits	5,841,300	15,143,241	24,675,240
Savings deposits	1,621,394	2,665,966	2,676,337
Time deposits	7,663,403	28,153,327	13,635,538
Costs associated with stock offering	(310,667)	(88,117)	(186,083)
Net Cash Provided by Financing Activities	23,463,111	50,822,954	45,572,457
Net increase (decrease) in cash and cash equivalents	5,540,478	1,132,304	(4,339,511)
Cash and Cash Equivalents, Beginning of Year	1,426,995	6,967,473	8,099,777
Cash and Cash Equivalents, End of Year	$ 6,967,473	$ 8,099,777	$ 3,760,266

TRANSCOMMUNITY FINANCIAL CORPORATION

4235 Innslake Drive, Suite 200
Glen Allen, VA 23060
804-934-9999

Board of Directors

William C. Wiley
Chairman

Dean P. Agee

Thomas M. Crowder

Richard W. Mayhew

Julian C. Metts, Jr.

James L. Minter

Lawrence B. Nuckols

Troy A. Peery, Jr.

John W. Pretlow, II

John J. Purcell, Jr.

George W. Rimler

Stuart C. Siegel

John J. Sponski

John C. Watkins

Robin Traywick Williams

Corporate Officers

William C. Wiley
Chief Executive Officer

Bruce B. Nolte
President
Chief Operating Officer

Thomas M. Crowder
Chief Financial Officer

Richard W. Mayhew
Corporate Secretary

BANK OF POWHATAN

2320 Anderson Highway
Powhatan, VA 23139
804-598-6839

Board of Directors

John C. Watkins
Chairman

James F. Keller
President & CEO

John H. Anderson, Jr.

Margaret F. Ball

Robert M. Duncan

William E. Maxey, Jr.

Julian C. Metts, Jr.

James L. Minter

Andrew W. Pryor

Benjamin L. Salomonsky

George W. Whitlow

William C. Wiley

Delmar P. Wright

Elwood F. Yates, Jr.

BANK OF GOOCHLAND

Centerville
100 Broad Street Road
Manakin-Sabot, VA 23103
804-784-4000

Courthouse
2958 River Road West
Goochland, VA 23063-3229
(804) 556-6722

Board of Directors

Lawrence B. Nuckols
Chairman

M. Andrew McLean
President & CEO

Thomas M. Crowder

Neil P. Farmer

Stan A. Fischer

W. Daniel Holly, III

Raymond A. Miller

Bruce B. Nolte

Troy A. Peery, Jr.

William H. Talley, III

Robin Traywick Williams

BANK OF LOUISA

217 Main Street
P.O. Box 1548
Louisa, VA 23093
540-967-5900

Board of Directors

John J. Purcell, Jr.
Chairman

George D. Yancey
President & CEO

Dean P. Agee

Ethan A. Call

Graven W. Craig

R. Edward Houck

Bruce B. Nolte

David M. Purcell

Wallace L. Tingler

Elizabeth P. Wilson

H. Manning Woodward, III

TRANSCOMMUNITY FINANCIAL CORPORATION

TRANSCOMMUNITY FINANCIAL CENTER
4235 Innslake Drive · Glen Allen, Virginia 23060
804.934.9999 · 800.606.0946
www.tcfcorp.com

Bank of Powhatan

BANK OF GOOCHLAND

Bank of Louisa

Bank of Rockbridge
Proposed

MAIN STREET MORTGAGE
& INVESTMENT CORPORATION

TRANSCOMMUNITY INVESTMENT ADVISORS

TRANSCOMMUNITY INVESTMENT SERVICES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-KSB

[X] ANNUAL REPORT (PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934)

For fiscal year ended December 31, 2004 Commission File Number – 000-33355

[ ] TRANSITION REPORT (PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934)

TransCommunity Financial Corporation
(Name of Small Business Issuer in its charter)

Virginia (State of other jurisdiction of incorporation or organization)	**54-2032355** (I.R.S. Employer Identification No.)
4235 Innslake Drive **Glen Allen, VA** (Address of principal executive officers)	**23060** (Zip Code)

Issuer's telephone number: **(804) 934-9999**

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant tq Section 12(g) of the Act:

Common Stock - $0.01 Par

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Issuer's revenues for its most recent fiscal year were $10,882,038.

As of March 15, 2005, the aggregate market value of the voting stock owned by non-affiliates, based on the sale price of $15 per share, which was the price at which 182,895 shares of common stock were sold by the registrant between June 1, 2004 and December 31, 2004, in a public offering of its shares, was approximately $31.8 million.

The number of shares of the registrant's common stock outstanding as of March 25, 2005, was 2,293,241.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement to be delivered in connection with the 2005 Annual Meeting of Shareholders to be held May 24, 2005 are incorporated by reference in Part III of this report.

TRANSITIONAL SMALL BUSINESS DISCLOSURE FORMAT YES [ ] NO [X]

TABLE OF CONTENTS

Page

PART I

PART II

PART III

RISK FACTORS AND CAUTIONARY STATEMENTS THAT MAY AFFECT FUTURE RESULTS

This report on Form 10-KSB contains certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business and regulatory decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this report, the words "estimate," "project," "intend," "believe" and "expect" and similar expressions identify forward-looking statements. These and other statements, which are not historical facts, are based largely on management's current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. Although we believe that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Some more specific risks are discussed below.

In light of the significant uncertainties inherent in the forward-looking information included in this report, you should not regard the inclusion of this information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this report speak only as of the date of this report, and we have no obligation to update or revise any of these forward-looking statements.

As used in these Risk Factors, we refer to TransCommunity Financial Corporation as "TransCommunity," Bank of Powhatan, N.A. as "Bank of Powhatan," Bank of Goochland, N.A. as "Bank of Goochland," and Bank of Louisa, N.A. as "Bank of Louisa."

TransCommunity has experienced significant operating losses and, absent an infusion of additional capital, may not be able to continue with its current business plan.

. TransCommunity experienced net losses in 2004 and 2003 of $2,327,366, and $2,237,495, respectively. TransCommunity reported a consolidated net loss of $1,196,653 in 2002. TransCommunity's net losses to date have been attributable in part to the normal start-up losses experienced by most new banks, and in part to the overhead expenses incurred at the parent holding company level as it has undertaken to develop a variety of fee-based financial services to supplement its subsidiary bank services and to absorb certain of the normal start-up bank expenses at the holding company level in order to support the "back office" functions of its subsidiary banks more efficiently. Nevertheless, until the subsidiary banks are in a position to pay a larger dividend stream to TransCommunity, which they may not be able to do if they need to retain earnings for capital adequacy purposes, TransCommunity will have to continue to rely on the sale of shares of common stock to capitalize any new banks and to support its existing operations. If TransCommunity is not able to generate sufficient funds through the sale of stock to support its holding company overhead and to maintain adequate capital in its subsidiary banks, it will have to make significant adjustments to its current business plan.

Bank of Powhatan and Bank of Goochland did experience, and Bank of Louisa expects to experience, significant start-up operating losses. Other new banks we might establish will likely experience similar start-up operating losses.

The future success of our operations must be considered in light of the expenses, complications and delays frequently encountered in connection with the establishment of new banks and related financial services.

Typically, new banks are not profitable in their first several years of operation. For the years ended December 31, 2000 and 2001, Bank of Powhatan experienced net losses of $147,456 and $550,962, respectively. For the year ended December 31, 2002, Bank of Powhatan reported net income of $315,179, but in 2003, its net income was reduced to $270,010 after accounting for costs of approximately $280,000 associated with the start up of the branch of the Bank of Powhatan established in July 2003 in Louisa County. In 2004, Bank of Powhatan increased its net income to $899,246 after spin off of its Louisa branch into the (de novo) Bank of Louisa.

For the year ended December 31, 2004 and 2003, Bank of Goochland reported a net loss of $23,652 and $736,409, respectively. Bank of Goochland's operations improved on a month-to-month basis throughout the year and became profitable on a monthly basis beginning in August 2004.

During 2004, the newly-formed Bank of Louisa incurred net losses for its first year of operations in the amount of $803,414. We expect Bank of Louisa will incur losses comparable to those experienced by Bank of Powhatan and Bank of Goochland during their first several years of operations. We expect other new banks we might establish will experience similar start-up operating losses.

We may not be successful in raising sufficient capital to support our business plan.

TransCommunity has utilized the sale of shares of capital stock to fund a major portion of the organizational and capitalization costs it has incurred in establishing Bank of Goochland and Bank of Louisa, as well as in establishing other subsidiaries to provide a variety of financial services. From September 2001 to November 2003, TransCommunity sold an aggregate of 1,269,427 shares of common stock in a non-underwritten public offering and received gross proceeds in that offering of $13.0 million. In May 2004, TransCommunity commenced a second non-underwritten offering of 1,000,000 shares of its common stock at a price of $15 per share. In February 2005, TransCommunity terminated its offering. A total of 225,528 shares were sold in the offering, with gross proceeds to TransCommunity of $3,382,920. TransCommunity has decided to pursue an alternative strategy seeking to raise a larger amount of capital more quickly and efficiently than has been possible through a non-underwritten public offering of the type previously utilized by TransCommunity. Although both the Bank of Powhatan and Bank of Goochland now operate profitably, the holding company continues to experience significant losses from operations, both on a parent company basis and on a consolidated basis. Until TransCommunity's subsidiary banks are in a position to pay a larger dividend stream to TransCommunity, TransCommunity will continue to depend largely upon sales of shares of stock to finance its holding company operations. If TransCommunity is not successful in raising sufficient capital, it may not have sufficient funds to meet its operating needs and may have to scale back its holding company operations or seek other, less capital intensive means of pursuing its current business plan.

We may not be successful in raising sufficient capital to support our expansion plans.

Through our first public offering of common stock, TransCommunity raised the capital required to open the Bank of Goochland and the Bank of Louisa, but it may not be successful in selling sufficient additional shares to raise the capital required to open the Bank of Rockbridge. TransCommunity originally anticipated that the minimum capital necessary to obtain regulatory approvals to open the Bank of Rockbridge would be approximately $5 million. Early in 2005 the Comptroller of the Currency advised that the minimum capital requirement would be at least $7 million. If TransCommunity does not raise significant additional capital through the sales of shares of stock, it will not be able to capitalize any additional new banks, the growth prospects of TransCommunity would be materially diminished, and it would have to seek other less capital-intensive opportunities to expand its business.

We have a limited operating history upon which to base any estimate of our future success.

Bank of Powhatan, which opened for business in March, 2000, Bank of Goochland, which opened for business in November, 2002, Bank of Louisa, which opened for business on April 19, 2004 and TransCommunity, which was organized in March, 2001, each have limited operating histories. As a consequence, there is limited historical financial information on which to base any estimate of our future performance. The financial statements presented in this report may not be as meaningful as those of a company which has a longer history of operations. Because of our limited operating history, you may not have access to the type and amount of information that would be available to a shareholder of a financial institution with a more extended operating history.

Many of the loans in the TransCommunity loan portfolio, especially those held by Bank of Goochland and Bank of Louisa, may be too new to show any signs of problems.

A significant portion of Bank of Powhatan's loans have been originated in the past four years. All of Bank of Goochland's loans have been originated since November 25, 2002, and most of Bank of Louisa's loans have been originated since April 19, 2004. Although we believe we have conservative underwriting standards, it is difficult to assess the future performance of the loan portfolios of these banks due to the recent origination of many of the loans. As of December 31, 2004, TransCommunity had a consolidated allowance for loan losses of $1,422,078 (1.36% of total loans), whereas at December 31, 2003, TransCommunity had an allowance for loan losses of $842,819 (1.27% of total loans). At December 31, 2004, TransCommunity had $443,000 in loans 30 to 89 days past due, but TransCommunity did not have any loans in nonaccrual status. At December 31, 2003, TransCommunity had a total of $887,000 in loans 30 to 89 days past due, and $1,198 in loans in non-accrual status. We can provide no assurance regarding the future adequacy of our allowances for loan losses, or that our non-performing or delinquent loans will not adversely affect our future performance.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is adequate to absorb any potential losses in our loan portfolio. Through periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio and performance of our customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed our current estimates. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses, or that our allowance will be adequate in the future. Excessive loan losses could have a material adverse impact on our financial performance. See "Management's Discussion and Analysis – Provision for Loan Losses" and " – Allocation for the Allowance for Loan Losses" for a more extensive discussion of our allowance for loan losses.

The markets for our services are highly competitive and we face substantial competition.

The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms soliciting business from residents of and businesses located in our market and many of which have greater resources than we have. Many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. This competition could result in a decrease in loans we originate and could negatively affect our results of operations.

In attracting deposits, we compete with insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Traditional banking institutions, as well as entities intending to transact business online, are increasingly using the Internet to attract deposits without geographic or physical limitations. In addition, many nonbank competitors are not subject to the same extensive regulations that govern us. These competitors may offer higher interest rates than we offer, which could result in either our attracting fewer deposits or increasing our interest rates in order to attract deposits. Increased deposit competition could increase our cost of funds and could affect adversely our ability to generate the funds necessary for our lending operations, which would negatively affect our results of operations.

Changes in interest rates could have an adverse effect on our income.

Our profitability depends to a large extent upon our net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. Changes in interest rates also can affect the value of our loans. An increase in interest rates could adversely affect borrowers' ability to pay the principal or interest on our loans. This may lead to an increase in our nonperforming assets and could have a material and negative effect on our results of operations.

Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply and other factors beyond our control may also affect interest rates. Fluctuations in market interest rates are neither predictable nor controllable and may have a material and negative effect on our business, financial condition and results of operations.

We are subject to significant government regulations that affect our operations and may result in higher operating costs or increased competition for us.

Our success will depend not only on competitive factors, but also on state and federal regulations affecting bank holding companies generally. Regulations now affecting us may change at any time, and these changes may adversely affect our business.

We are subject to extensive regulation by the Board of Governors of the Federal Reserve System, the Office of Comptroller of the Currency and the Federal Deposit Insurance Corporation, and to a lesser extent, the Virginia State Corporation Commission. Supervision, regulation and examination of banks and bank holding companies by bank regulatory agencies are intended primarily for the protection of depositors rather than shareholders. These agencies examine bank holding companies and commercial banks, establish capital and other financial requirements and approve new branches, acquisitions or other changes of control. Our ability to establish new banks or branches or make acquisitions is conditioned on receiving required regulatory approvals from the applicable regulators.

We believe that changes in legislation and regulations will continue to have a significant impact on the banking industry. Although some of the legislative and regulatory changes may benefit us and our banks, others will increase our costs of doing business and could assist our competitors that are not subject to similar regulation.

Our success will depend significantly upon general economic conditions in central Virginia and nationally.

Our success will depend significantly upon general economic conditions in central Virginia as well as national economic conditions affecting Virginia. Any prolonged economic dislocation or recession affecting central Virginia could cause the banks' non-performing assets to increase, causing operating losses, impaired liquidity and the erosion of capital. Such an economic dislocation or recession could result from a variety of causes, including natural disasters, a prolonged downturn in various industries upon which the economy of central Virginia depends, or a national recession.

We will not be in a position to pay dividends for the foreseeable future.

We do not expect to pay dividends on our common stock for at least several years. We intend to retain future earnings, if any, to improve each subsidiary bank's capital structure to support future growth. Dividend distributions of national banks are restricted by statute and regulation. Our future dividend policy will depend in large part on the earnings of our subsidiary banks, capital requirements, financial condition and other factors considered relevant by our board of directors.

We depend on the services of key personnel, and a loss of any of those personnel could disrupt our operations and could have a material adverse effect on our operations.

We are a customer focused and relationship driven organization. Our growth and success has been in large part driven by the personal customer relationships maintained by our executives. We depend on the performance of William C. Wiley, or chief executive officer, Bruce B. Nolte, our president and chief operating officer, and Thomas M. Crowder, our chief financial officer. These officers have been instrumental in the creation of TransCommunity and it may be difficult to replace any of them. We have included descriptions of the recent business experience of these individuals in "Management – The Board of Directors of TransCommunity" and " – Executive Officers of TransCommunity Who Are Not Directors." Although we have entered into employment agreements with certain of our executive officers, we cannot offer any assurance that they and other key employees will remain employed by us. The loss of services of one or more of these key employees could have a material adverse impact on our operations.

The success of our future recruiting efforts will impact our ability to grow.

The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them. The success of our recruiting efforts may impact our ability to grow and future profitability.

PART I

Item 1. Description of Business

General

TransCommunity Financial Corporation ("TransCommunity"), headquartered in Richmond, Virginia, is a community bank holding company designated as a "financial holding company" under the Gramm-Leach-Bliley amendments to the Bank Holding Company Act of 1956. TransCommunity was formed in March 2001, principally in response to perceived opportunities resulting from the takeover in recent years of a number of Virginia-based banks by national and regional banking firms. TransCommunity, through its three national bank subsidiaries, Bank of Powhatan, N.A. ("Bank of Powhatan"), Bank of Goochland, N.A. ("Bank of Goochland") and Bank of Louisa, N.A. ("Bank of Louisa"), operates a community banking business in the central Virginia market west of the Richmond metropolitan area. Bank of Powhatan, with one office in Powhatan County, opened for business in March, 2000. TransCommunity became the holding company for Bank of Powhatan on August 15, 2001, through a statutory share exchange transaction. Bank of Goochland, with two offices in Goochland County, opened for business on November 25, 2002. The Bank of Louisa, with one office in Louisa County, was originally established as a branch office of the Bank of Powhatan, and was "spun off" as a separately chartered national bank on April 19, 2004. The consolidated financial statements of TransCommunity appearing elsewhere in this Form 10-KSB include the operations of the Bank of Louisa branch office of the Bank of Powhatan from January 1, 2004 through April 18, 2004, and the operations of the Bank of Louisa from April 19, 2004 through year-end. At December 31, 2004, TransCommunity had, on a consolidated basis, total assets of $143.3 million, total deposits of $123.7 million, total loans of $104.9 million, and total stockholders' equity of $15.2 million.

TransCommunity in 2003 established TransCommunity Investment Advisors, Inc., a registered investment advisor subsidiary of the holding company. In January of 2004, TransCommunity applied for and was granted trust banking powers for both Bank of Powhatan and Bank of Goochland. Similarly, Bank of Louisa was granted trust banking powers at the time it commenced operations as a separately chartered national bank. In the first quarter of 2004 TransCommunity also converted its regulatory status from that of bank holding company to that of "financial holding company" under applicable federal law, thereby permitting the Company to engage in a broader range of financial businesses. Subsequent to the effective date of this change in regulatory status, TransCommunity established TransCommunity Investment Services, Inc. as a subsidiary of the holding company to offer insurance and securities brokerage products and services. TransCommunity has consolidated the operation of the trust banking functions of its subsidiary banks, as well as the operations of its registered investment advisor and insurance agency in a Financial Services division of the holding company.

TransCommunity's mortgage loan affiliate, Main Street Mortgage and Investment Corporation ("Main Street Mortgage"), operates as a wholly owned subsidiary of Bank of Powhatan. Main Street Mortgage currently operates two offices in the Richmond area and one office in each of Lynchburg and Virginia Beach, Virginia. Main Street Mortgage also has mortgage loan officers on site in each of TransCommunity's subsidiary banks.

Business Strategy

TransCommunity utilizes a three prong business model: (1) Growth through independent banks, rather than through branching; (2) reduction of operating expenses through use of shared services by the subsidiary banks (the "Common Operating Platform"); and (3) increased revenues from development of a broader array of products and services than is typical for many community banks.

Independent Banks. Management intends to grow the company principally through the establishment of independently-chartered banks, rather than by branching. Operating the company in this fashion maximizes local decision-making, and insures the full involvement of local boards of directors in the success of each local bank. Management believes that only by offering customers a truly "independent" bank can each of its banks effectively respond to the needs of each local community.

Common Operating Platform. TransCommunity seeks to reduce the operating costs of each of its subsidiary banks through the use of certain shared services, referred to as the Common Operating Platform. Information technology, telephone services, item processing and website management are examples of the kind of services incorporated into the Common Operating Platform. The services included in the Common Operating Platform share three characteristics: (1) they do not directly touch the customer; (2) they can be provided at lower cost on a "bulk buying" basis; and (3) managing the delivery of these services from the holding company frees up managers in the subsidiary banks to devote more time to serving customers, versus performing administrative duties.

Broader Product Array. The third aspect of the TransCommunity business model is to utilize the holding company structure to enable the subsidiary banks to offer a broader array of revenue-generating products and services than would be possible for any of them on a stand-alone basis, thereby allowing each bank to achieve higher levels of profitability than each would be able to achieve on its own. The establishment of trust banking, asset management and securities and insurance brokerage services during 2003 and 2004 are examples of the kind of fee-generating, non-traditional financial services that can be delivered profitably only through the holding company.

Bank of Powhatan

Bank of Powhatan was organized in 1998 and commenced its general banking operations on March 20, 2000, providing services to businesses and individuals in the Powhatan County area. Bank of Powhatan offers a range of commercial, retail and trust banking products and services. Bank of Powhatan also offers state-of-the-art electronic banking services that include access to ATMs worldwide, VISA check cards, telephone banking, and internet banking with bill payment.

Bank of Powhatan is located on the north side of U.S. Route 60, Powhatan county's major east-west highway, near the Village of Flat Rock, approximately seven miles west of Route 288's interchange with U.S. Route 60.

In July, 2003, Bank of Powhatan opened a branch office in neighboring Louisa County, doing business as "Bank of Louisa." This branch was "spun off" as a separate, wholly-owned subsidiary of TransCommunity in April, 2004, following approval by the Comptroller of the Currency of a separate national banking charter for the Bank of Louisa. At December 31, 2004, Bank of Powhatan had total assets of $67.7 million, total deposits of $58.9 million and total loans of $53.1 million.

Bank of Goochland

Bank of Goochland opened for business on November 25, 2002, in a leased facility at historic Goochland Courthouse, providing services to businesses and individuals in the Goochland County area. On October 20, 2003, the Bank opened its permanent headquarters office in Centerville on U.S. Route 250, retaining the previous Courthouse headquarters location as a branch office. The new headquarters location is on a heavily traveled route used by Goochland County residents in their commute to and from work in the Richmond area, six miles west of Innsbrook, a significant business community in western Henrico County, and four miles west of the Route 288 interchange with U.S. Route 250. This new 9,500 square foot facility is geared to meet the broad financial needs of the Goochland community and to assist in offering the full range of banking and financial services to include asset management, trust banking, securities brokerage and insurance products. Bank of Goochland offers a range of commercial, retail and trust banking products and services. Bank of Goochland also offers state-of-the-art electronic banking services that include access to ATMs worldwide, VISA check cards, telephone banking, and internet banking with bill payment.

At December 31, 2004, Bank of Goochland had total assets of $53.6 million, total deposits of $49.1 million and total loans of $38.4 million.

Bank of Louisa

Bank of Louisa was initially established in July 2003 as a branch office of the Bank of Powhatan in a renovated, leased office in the Town of Louisa. The assets of this branch office were acquired by the Bank of Louisa on April 19, 2004, following receipt of all required regulatory approvals. The permanent main office for Bank of Louisa, also located in the Town of Louisa, is under construction and is expected to be completed in the Spring of 2005.

At December 31, 2004, Bank of Louisa had total assets of $21.7 million, total deposits of $16.6 million and total loans of $13.5 million.

Bank of Rockbridge (proposed)

In August, 2004, TransCommunity filed an application with the Comptroller of the Currency for a national banking charter for a new subsidiary bank to be located in Rockbridge County, Virginia, and to be known as "Bank of Rockbridge." TransCommunity has hired a president for the new bank and acquired leased space in a building which formerly served as headquarters for the former Bank of Rockbridge, which was acquired by BB&T in 2001. In addition, a lending officer of TransCommunity's mortgage loan affiliate, as well as a business development officer of its asset management and insurance and securities brokerage subsidiaries, are working from the Bank of Rockbridge office.

There is no assurance TransCommunity will be successful in opening a new bank in Rockbridge County. In February 2005, the licensing staff of the Office of the Comptroller of the Currency ("OCC") indicated to TransCommunity that they were unlikely to recommend approval of the charter application for Bank of Rockbridge. TransCommunity has had continuing discussions with the OCC but as of March 15, 2005, the OCC had not acted on TransCommunity's application. Even if the OCC were to grant preliminary approval, TransCommunity does not at the present time have available sufficient funds to meet the initial capitalization requirements of the OCC. Nevertheless, TransCommunity remains committed to establishing a banking presence in Rockbridge County and it will continue to explore all available alternatives for doing so. As of December 31, 2004, TransCommunity was involved in a public offering of its common stock to raise the necessary capital to capitalize the Bank of Rockbridge. However, TransCommunity terminated that offering in February 2005 and is considering an alternative strategy for raising additional capital necessary to capitalize the Bank of Rockbridge and to support its other operations.

Main Street Mortgage & Investment Corporation

On January 1, 2001, Bank of Powhatan acquired Main Street Mortgage & Investment Corporation ("Main Street Mortgage"), a privately-owned mortgage loan company, which it operates as a wholly owned subsidiary. With its main office in western Henrico County, Main Street Mortgage offers an array of residential and commercial mortgage products through a network of lenders and institutional investors. In addition to two offices in the Richmond area, Main Street Mortgage also has offices in Lynchburg and Virginia Beach, Virginia. Main Street Mortgage also has mortgage loan officers on site in each of TransCommunity's subsidiary banks and in Danville, Virginia. As of December 31, 2004, Main Street Mortgage had 48 full time employees.

As a mortgage broker, Main Street Mortgage earns its revenue primarily from fees from lenders for originating loans that meet certain underwriting criteria. It also originates conforming first deed of trust residential loans for sale in the secondary market, as well as second deed of trust loans, equity lines, and non-conforming residential and commercial real estate loans for sale to institutions and private investors.

During 2004, Main Street Mortgage originated residential mortgage loans of approximately $129 million and generated gross revenues of $3.4 million.

TransCommunity Financial Services

During 2004, TransCommunity established a Financial Services division at the holding company to enable its subsidiary banks to offer trust banking, asset management and insurance and securities brokerage services to its customers. To support these activities, TransCommunity sought and received approval from the Comptroller of the Currency to exercise the trust banking powers through each of its subsidiary banks. TransCommunity also established TransCommunity Investment Advisors, Inc. and TransCommunity Investment Services, Inc. as direct subsidiaries of the holding company. The management of all these activities is consolidated at the holding company in a Financial Services division with representatives on site in TransCommunity's subsidiary banks.

Market Areas of the Banks

TransCommunity's target markets include Powhatan County, Goochland County, Louisa County and Rockbridge County, Virginia. These counties are located in central Virginia, west and northwest of Richmond, Virginia, and south of the Washington, DC metroplex. TransCommunity, with independent banks now operating in three of the four counties, and with the efforts underway to establish a new bank in the fourth, is well positioned geographically between the Richmond, Charlottesville, Lynchburg and Northern Virginia markets. Powhatan and Goochland are even more closely connected with the opening in 2004 of the western segments of Route 288 which spans the James River. As a result, Powhatan's close proximity to the West Creek commercial and industrial park development in Goochland County is enhanced. In addition, Louisa County, which adjoins Goochland County, provides TransCommunity with a strategic doorway into Northern Virginia as much of the growth in Louisa County is derived from that area. Rockbridge County, the site of TransCommunity's proposed fourth bank subsidiary, the Bank of Rockbridge, is located on the western side of TransCommunity's market area, at the intersection of Interstate 81 and Interstate 64. Rockbridge County is also home to the Virginia Horse Center, as well as three major institutions of higher learning: Virginia Military Institute, Washington & Lee University and Southern Virginia University.

Marketing

Management believes that bank consolidation in recent years within Virginia provides a significant opportunity to build a successful, locally-oriented financial organization. Management of TransCommunity further believes that many of the larger financial institutions operating in its market do not emphasize a high level of personalized service to the small and medium-sized commercial, professional or individual retail customers. TransCommunity intends to focus its marketing efforts on attracting small and medium-sized businesses and professionals, such as physicians, accountants and attorneys. Because TransCommunity intends to focus on businesses and professionals, management believes that the majority of its loan portfolio will be in the commercial area with an emphasis placed on originating sound, profitable, commercial and industrial loans secured by real estate, accounts receivable, inventory, property, plant and equipment.

Management intends to continue to emphasize "relationship banking" in order that each customer will identify and establish a comfort level with bank officers who come to understand their customers' business and financial needs in depth. Management intends to develop its retail business with individuals who appreciate a higher level of personal service, contact with their lending officer and responsive decision-making. It is further expected that most of TransCommunity's business will continue to be developed through the presidents and lending officers of the respective local banks as well as the local boards of directors, and by pursuing an aggressive strategy of making calls on customers throughout the market area.

TransCommunity's introduction of asset management, trust banking, securities brokerage and insurance services is intended to complement the traditional banking services outlined above. These more sophisticated financial services are not available at many community banks because of the entry cost barriers. We feel the combination of our personal service with a full complement of financial services will develop a high number of profitable multi service customers within our banking network.

Competition

Banks generally compete with other financial institutions through the selection of banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and the personal manner in which services are offered. Virginia law permits statewide branching by banks. Consequently, commercial banking in Virginia is highly competitive. Many large banking organizations, most of which are controlled by out-of-state holding companies, currently operate in the Richmond, Virginia metropolitan area, and at least one such organization operates offices in each of TransCommunity's targeted market areas. In addition, competition between commercial banks and thrift institutions (savings institutions and credit unions) has intensified significantly by the elimination of many previous distinctions between the various types of financial institutions and the expanded powers and increased activity of thrift institutions in areas of banking which previously had been the sole domain of commercial banks. Legislation enacted in recent years, together with other regulatory changes by the primary regulators of the various financial institutions, has resulted in the almost total elimination of practical distinctions between a commercial bank and a thrift institution. Consequently, competition among financial institutions of all types is largely unlimited with respect to legal ability and authority to provide most financial services. Furthermore, as a consequence of federal legislation, out-of-state banks not previously allowed to operate in Virginia are allowed to commence operations and compete in TransCommunity's targeted market areas. See "Government Supervision and Regulation--Interstate Banking and Branching Legislation."

Each of the Banks faces competition from other banks, as well as thrift institutions, consumer finance companies, insurance companies and other institutions in the Banks' respective market areas. Some of these competitors are not subject to the same degree of regulation and restriction imposed upon the Banks. Some of these competitors also have broader geographic markets and substantially greater resources and lending limits than the Banks and offer certain services that the Banks are not expected to provide in the near term. In addition, certain of these competitors have numerous branch offices located throughout the market area surrounding the market areas of the Banks that TransCommunity believes may provide these competitors with an advantage in geographic convenience that the Banks do not have at present. Such competitors may also be in a position to make more effective use of media advertising, support services, and electronic technology than can the Banks.

Government Supervision and Regulation

The following discussion sets forth some of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides some specific information relevant to TransCommunity and the Banks. Other laws and regulations that govern various aspects of the operations of banks and bank holding companies are not described herein, although violations of such laws and regulations could result in supervisory enforcement action against TransCommunity or a Bank. The regulatory framework is intended primarily for the protection of depositors and the Federal Deposit Insurance Funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material effect on TransCommunity and the Banks.

General

As a "financial holding company," TransCommunity is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA") and its examination and reporting requirements. Under the BHCA, a financial holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any additional bank, or merge, or consolidate with another bank holding company without the prior approval of the Federal Reserve Board.

The earnings of TransCommunity's subsidiaries, and therefore TransCommunity's earnings, are affected by general economic conditions, management policies and legislative and governmental actions of various regulatory authorities, including the Federal Reserve, the Comptroller of the Currency and the FDIC. In addition, federal law governs the activities in which the Banks may engage, the investments they may make, and limits the aggregate amount of loans that may be granted to one borrower to 15% of a bank's capital and surplus. Various consumer and compliance laws and regulations also affect the Banks' operations.

The OCC conducts regular examinations of each Bank, reviewing such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of their operations. In addition to these regular examinations, each Bank must furnish the OCC with periodic reports containing a full and accurate statement of its affairs.

Payment of Dividends

TransCommunity is a legal entity separate and distinct from its Banks. For the near-term future, a significant portion of the revenues of TransCommunity will depend upon dividends or fees paid to TransCommunity by the Banks. Prior regulatory approval is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of that bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus.

Federal law also prohibits national banks from paying dividends that would be greater than the bank's undivided profits after deducting statutory bad debts in excess of the bank's allowance for loan losses. That means that each Bank must recover any start-up losses before it may pay a dividend to TransCommunity. As of December 31, 2004, the Bank of Powhatan was the only subsidiary bank that was in a position to pay a dividend to TransCommunity.

In addition, TransCommunity and its subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including the requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, TransCommunity is subject to state laws that limit the amount of dividends it can pay. TransCommunity expects that these laws, regulations or policies will materially impact the ability of the Banks and, therefore, TransCommunity to pay dividends in the early years of operations.

Borrowings

There are also various legal restrictions on the extent to which TransCommunity can borrow or otherwise obtain credit from its banking subsidiaries. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to TransCommunity or non-bank subsidiaries, to 10% of the lending bank's capital stock and surplus, and as to TransCommunity and all non-bank subsidiaries in the aggregate, to 20% of such lending bank's capital stock and surplus.

Capital Adequacy

Under the risk-based capital requirements for bank holding companies, the minimum requirement for the ratio of capital to risk-weighed assets (including certain off-balance-sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is to be composed of common stockholders' equity, retained earnings, a limited amount of qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles ("tier 1 capital" and together with tier 2 capital "total capital"). The remainder of total capital may consist of mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance ("tier 2 capital").

In addition, the Federal Reserve Board has established minimum leverage capital ratio guidelines for bank holding companies. These requirements provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets less certain amounts ("leverage ratio") equal to 3% for bank holding companies that are rated a composite "1" and 4% for all other bank holding companies that meet certain criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of at least 4%. The guidelines also provide that bank holding companies experiencing significant growth or that have supervisory, financial, operation or managerial weakness, will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The risk-based capital standards of the OCC and the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a bank's capital adequacy. OCC and the Federal Reserve also have recently issued additional capital guidelines for bank holding companies that engage in certain trading activities. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a "tangible tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

The federal bank regulatory authorities (Comptroller of the Currency for national banks, Federal Reserve Board for state banks that are members of the Federal Reserve System, and the Federal Deposit Insurance Corporation for non-member state banks) have promulgated uniform capital adequacy guidelines for banks. The guidelines are described below under "Prompt Corrective Action." In addition, by order the Federal Deposit Insurance Corporation has established a separate guideline for new banks during their first three years of operation. Under the FDIC order, which is applicable to both Bank of Goochland and Bank of Louisa, a new bank must maintain the tier 1 capital to assets ratio (the "leverage ratio") at not less than 8% in order to be classified as "well-capitalized." Because of the rapid growth experienced by the Bank of Goochland since its opening in November 2002, TransCommunity increased the capital of Bank of Goochland by $500,000 in December 2004. This resulted in Bank of Goochland having a leverage ratio at December 31, 2004, of 8.34%. In order to support the continued growth of Bank of Goochland, TransCommunity expects that an additional infusion of capital into this bank likely will be required in 2005 as well. At December 31, 2004, the leverage ratio at Bank of Louisa was significantly in excess of 8%.

The Company's consolidated and subsidiary banks' actual and required capital amounts and ratios for the year ended December 31, 2004 are shown in Note 18 of the Notes to TransCommunity's financial statements included herein.

Support of Subsidiary Banks

Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata, and to the extent necessary, if any such assessment is not paid by any stockholder after three months' notice, to sell the stock of such stockholder to make good the deficiency. Under Federal Reserve policy, TransCommunity is expected to act as a source of financial strength to each of TransCommunity's subsidiary banks and to commit resources to support such institutions in circumstances where it might otherwise choose not to do so absent this policy.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of its subsidiary banks. In event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority payment.

Prompt Corrective Action

The FDIA, among other things, requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various relevant facts, as established by regulation.

Federal regulatory authorities have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the total capital ratio, the tier 1 capital ratio and the leverage ratio. Under the regulations, an FDIC-insured bank will be: (i) "well capitalized" if it has a total capital ratio of 10% or greater, a tier 1 capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total ratio of 8% or greater, a tier 1 capital ratio of 4% or greater and a leverage ratio of 4% or greater (3% in certain circumstances); (iii) "undercapitalized" if it has a total capital ratio of less than 8%, a tier 1 capital ratio of less than 4% or a leverage ratio of less than 4% (3% in certain circumstances); (iv) "significantly undercapitalized" if it has a total capital ratio of less than 6%, a tier 1 capital ratio of less than 3% or a leverage ratio of less than 3%; and (v) "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters.

The FDIC generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became "undercapitalized", and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized".

"Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator. A bank that is not "well capitalized" is subject to certain limitations relating to so-called "brokered" deposits.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, federal banking regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the FDIC's enforcement powers become more extensive. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has not tangible capital.

FDIC Insurance

The deposits of Bank of Powhatan, Bank of Goochland and Bank of Louisa are insured by the FDIC up to the limits set forth under applicable law. The deposits of these banks are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. When organized, the Bank of Rockbridge will be subject to the same assessments. The FDIC uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. Depository institutions insured by the BIF that are "well capitalized", are required to pay only the statutory minimum assessment of $2,000 annually for deposit insurance, while all other banks are required to pay premiums ranging from .00% to .27% of domestic deposits. These rate schedules are subject to future adjustments by the FDIC.

An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor).

An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

FDIA requires a system of risk-based assessments under which banks that pose a greater risk of loss to the FDIC will be required to pay a higher insurance assessment. The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. The FDIC also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of Bank of Powhatan's or Bank of Goochland's deposit insurance.

Depositor Preference Statute

Under federal law, deposits and certain federal claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including claims arising out of federal funds transactions and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

Interstate Banking and Branching Legislation

The Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA"), authorized interstate acquisitions of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, it authorized, beginning June 1, 1997, a bank to merge with a bank in another state as long as neither of the states opted out of interstate branching between the date of enactment of the IBBEA and May 31, 1997. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable Federal or state law. Virginia enacted early "opt in" laws, permitting interstate bank merger transactions.

Financial Modernization Act of 1999

The Gramm-Leach-Bliley Financial Modernization Act of 1999 ("GLBA") was enacted on November 12, 1999, and became effective March 11, 2000. The GLBA enables bank holding companies to acquire insurance companies and securities firms and effectively repeals depression-era laws that prohibited the affiliation of banks and other financial services entities under a single holding company.

Bank holding companies and other types of financial services entities may elect to become financial holding companies under the new law. Financial holding companies are permitted to engage in activities considered financial in nature, as defined in GLBA, and may engage in a substantially broader range of activities than bank holding companies or banks. The GLBA enables financial holding companies to offer virtually any type of financial service, or services incident to financial services, including banking, securities underwriting, insurance underwriting and making merchant banking investments in commercial and financial companies. The new financial services authorized by the GLBA also may be engaged in by a "financial subsidiary" of a national or state bank, with the exception of insurance or annuity underwriting, insurance company portfolio investments, real estate investment and development, and merchant banking, all of which must be conducted under the financial holding company. In addition, the GLBA allows insurers and other financial services companies to acquire banks; removes various restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

To become a financial holding company, a bank holding company must provide notice to the Federal Reserve Board of its desire to become a financial holding company, and certify to the Federal Reserve Board that each of its bank subsidiaries is "well-capitalized," "well-managed" and has at least a "satisfactory" rating under the CRA.

The GLBA establishes a system of functional regulation, under which the Federal Reserve Board will regulate the banking activities of financial holding companies and other federal regulators will regulate banks' financial subsidiaries. The Securities and Exchange Commission (the "Commission") will regulate securities activities of financial holding companies and state insurance regulators will regulate their business activities. The GLBA also provides new protections against the transfer and use by financial institutions of consumers' non-public, personal information.

The GLBA also modifies other current financial laws, including laws related to financial privacy and community reinvestment. The new financial privacy provisions generally prohibit financial institutions, including TransCommunity, from disclosing nonpublic personal financial information to nonaffiliated third persons unless customers have the opportunity to "opt out" of the disclosure.

Enforcement Powers

The federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject TransCommunity or the Banks, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

Community Reinvestment

The requirements of the Community Reinvestment Act ("CRA") are applicable to the Banks. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

Consumer Laws and Regulations

In addition to the laws and regulations discussed herein, the Banks are also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act and the GLBA, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans to or engaging in other types of transactions with such customers.

Other Safety and Soundness Regulations

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of default or is in default. For example, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the BIF as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the Bank Insurance Fund ("BIF"). The FDIC's claim for reimbursement is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

Federal regulatory authorities also have broad enforcement powers over TransCommunity and the Banks, including the power to impose fines and other civil and criminal penalties, and to appoint a receiver in order to conserve the assets of any such institution for the benefit of depositors and other creditors.

Economic and Monetary Policies

The operations of TransCommunity are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Sarbanes-Oxley Act of 2002

TransCommunity is subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), including the filing of annual, quarterly and other reports with the Securities and Exchange Commission (the "SEC"). As an Exchange Act reporting company, TransCommunity is directly affected by the recently enacted Sarbanes-Oxley Act of 2002 ("SOX"), which is aimed at improving corporate governance and reporting procedures. TransCommunity is already complying with applicable new SEC and other rules and regulations implemented pursuant to the SOX and intends to comply with any applicable rules and regulations implemented in the future. Because the stock of TransCommunity is not listed on any national securities exchange or quoted on the NASDAQ Market System, certain provisions of SOX, and the regulations adopted or to be adopted thereunder, do not currently apply to TransCommunity.

Employees

At December 31, 2004, TransCommunity had 116 full-time equivalent employees, including 19 at Bank of Powhatan, 19 at Bank of Goochland, 8 at Bank of Louisa, 48 at Main Street Mortgage, 7 in the Financial Services division, 3 at the proposed Bank of Rockbridge and 12 at the holding company headquarters. At December 31, 2003, TransCommunity had 100 full-time equivalent employees, including 24 at Bank of Powhatan, 15 at Bank of Goochland, 47 at Main Street, 3 in the Financial Services division and 11 at TransCommunity. The number of new employees hired during 2005 will depend on TransCommunity's ability to support the continued growth in operations of our Bank subsidiaries and our Financial Services division.

Executive Officers of the Registrant

Name (Age)	Business Experience Past Five Years
William C. Wiley (59)	Chairman of the Board and Chief Executive Officer of TransCommunity, since March 2001; Chairman, Bank of Powhatan, Powhatan, Virginia, March 2000-December 2002.
Bruce B. Nolte (58)	President and Chief Operating Officer of TransCommunity since June 2001; President of TransCommunity from May - June 2001; Executive Vice President and General Counsel of First Horizon Strategic Alliances, Inc., a subsidiary of First Tennessee Bank, N.A., from July 1995 to May 2001.
Thomas M. Crowder (49)	Chief Financial Officer of TransCommunity since February 1, 2003; Executive Vice President, Guilford Company (investment management), Richmond, Virginia, from March 1989 to February 2003.

Item 2. Description of Property

TransCommunity's headquarters are located in approximately 14,000 square feet of leased space at 4235 Innslake Drive, Glen Allen, Virginia. This office space was leased in September 2003 and occupied in December, 2003. The lease is for 10 years with abatement of rent on 4,000 square feet for one year from the occupancy date.

The Bank of Powhatan is located at 2320 Anderson Highway, Powhatan, Virginia. The Bank's building, which is of new construction, is a two-story brick structure, containing approximately 6,000 square feet. It has four teller stations, three drive-through windows and a drive-up ATM and night depository. The Bank owns this property.

In July, 2003, Bank of Powhatan established a branch office in Louisa County located at 105 West Main Street, Town of Louisa, Virginia. This 1,000 square foot facility was leased from the chairman of the organizing board of directors of the proposed Bank of Louisa. The initial term of the lease was for 12 months with no monthly rent for the first 12 months, and $1,000 per month thereafter. Pursuant to this lease agreement, TransCommunity made certain improvements to the interior and exterior of the leased premises, including the addition of an ATM and night depository facility. The obligations under this lease were assumed by the Bank of Louisa following receipt by the bank of its separate national banking charter in April, 2004.

In 2002, TransCommunity purchased a two acre parcel in the Town of Louisa as a site for the Bank of Louisa for $200,000. The trustee of the trust that sold this property to TransCommunity was a member of the organizing board of directors of the Bank of Louisa, and remains a director of that bank. In connection with this purchase TransCommunity's board received two independent appraisals regarding the parcel, and concluded that the terms of the purchase were equal to or better than the terms that might be available for similar property purchased from an unrelated third party. In connection with this purchase, the seller financed $198,000 at an interest rate of 4.75% with principal and interest due on November 1, 2003. On November 14, 2003, the parties extended the term of this note for one additional year at an interest rate of 6%. This obligation was assumed by the Bank of Louisa following receipt by that bank of its national banking charter, and has subsequently been paid off. A permanent headquarters for the Bank of Louisa is currently under construction on this site.

The Bank of Goochland is located at 100 Broad Street Road, Manakin-Sabot, Virginia. The Bank's main office building, which is of new construction, is a two story brick structure containing approximately 9,500 square feet. It has five teller stations, two drive-through windows and a drive-up ATM and a night depository. The Bank owns this property.

The Bank of Goochland also operates a branch office in a leased facility located at Goochland Courthouse, containing approximately 1,400 square feet. The term of this lease is five years.

Main Street Mortgage leases approximately 3,100 square feet of office space at a modern office building at the intersection of Parham and Three Chopt Roads in western Henrico County. Main Street also leases office space for its branch offices located in Lynchburg and Virginia Beach, Virginia.

On June 1, 2004, TransCommunity established offices for the proposed Bank of Rockbridge. This office, containing approximately 4,200 square feet, was leased for an initial term of three years with options to extend the life of the lease for additional terms. This facility formerly served as an office of the predecessor Bank of Rockbridge.

Item 3. Legal Proceedings

In the ordinary course of operations, TransCommunity and subsidiaries expect to be parties to various legal proceedings. At present, there are no pending or threatened proceedings against TransCommunity or any subsidiary which, if determined adversely, would have a material effect on the business, results of operations, or financial position of TransCommunity or any subsidiary.

Item 4. Submission of Matters to a Vote of Security Holders

During the quarter ended December 31, 2004, no matters were submitted for a vote of security holders.

PART II

Item 5. Market for Common Equity and Related Stockholders Matters

(a) Presently, there is no active public trading market for TransCommunity's common stock. TransCommunity is aware of infrequent trades of its stock privately or in the over-the-counter market. TransCommunity's transfer agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

(b) On March 15, 2005, TransCommunity had approximately 3,000 shareholders.

(c) TransCommunity has not declared or distributed any cash dividends to its shareholders, and it is not likely that any cash dividends will be declared for several years. The Board of Directors of TransCommunity intends to follow a policy of retaining any earnings to provide funds to operate and expand the business of TransCommunity and its subsidiaries for the foreseeable future. The future dividend policy of TransCommunity is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements and general business conditions. TransCommunity's ability to distribute cash dividends will depend substantially upon the Banks' abilities to pay dividends to TransCommunity. As national banks, the Banks are subject to legal limitations on the amount of dividends each is permitted to pay. Furthermore, neither the Banks nor TransCommunity may declare or pay a cash dividend on their capital stock if they are insolvent or if the payment of the dividend would render them insolvent or unable to pay their obligations as they become due in the ordinary course of business. See "Government Supervision and Regulation—Payment of Dividends."

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is qualified in its entirety by the more detailed information and the financial statements and accompanying notes appearing elsewhere in this Form 10-KSB. In addition to the historical information contained herein, this report on Form 10-KSB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of TransCommunity Financial Corporation and its subsidiaries, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "may," "will," or similar expressions. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and actual results, performance or achievements could differ materially from those contemplated. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory climate, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, our ability to raise sufficient capital to support our current operations and to support the growth of our present and any future subsidiary banks, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein and you should not place undue reliance on such statements, which reflect our position as of the date of this report.

Overview

The following is management's discussion and analysis of the financial condition and results of operations of TransCommunity as of and for the years ended December 31, 2004 and 2003. This discussion should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

TransCommunity Financial Corporation

TransCommunity Financial Corporation ("TransCommunity" or the "Company") is a community bank holding company headquartered in Glen Allen, Virginia. The Company was organized as a Virginia corporation in March 2001, and became a bank holding company effective August 15, 2001. Effective February 25, 2004, TransCommunity became a financial holding company pursuant to the Graham-Leach Bliley amendments to the Bank Holding Company Act. TransCommunity operates a community banking business through its three national bank subsidiaries, Bank of Powhatan, Bank of Goochland and Bank of Louisa. TransCommunity became the holding company for Bank of Powhatan on August 15, 2001, through a statutory share exchange transaction. Bank of Goochland, with two offices in Goochland County, opened for business on November 25, 2002. Bank of Louisa was originally established as a branch office of the Bank of Powhatan in July 2003, and was "spun off" as a separately chartered national bank subsidiary of TransCommunity on April 19, 2004. The consolidated financial statements of TransCommunity appearing elsewhere in this Form 10-KSB include the operations of the Bank of Louisa branch office of the Bank of Powhatan from January 1, 2004 through April 18, 2004, and the operations of the Bank of Louisa from April 19, 2004 through year-end. At December 31, 2004, TransCommunity had, on a consolidated basis, total assets of $143.3 million, total deposits of $123.7 million, total loans of $104.9 million, and total stockholders' equity of $15.2 million. In comparison, at year end, 2003, TransCommunity reported total assets of $99.7 million, total deposits of $82.7 million, total loans of $66.1 million and total stockholders' equity of $14.9 million.

Bank of Powhatan and the Louisa Branch Office

Bank of Powhatan was organized as a national bank in 1998 and commenced its general banking operation on March 20, 2000. On August 15, 2001, Bank of Powhatan became a wholly owned subsidiary of TransCommunity through a statutory share exchange transaction. For the years 2004 and 2003, Bank of Powhatan earned net income of $899,246 and $270,010, respectively. The Bank had total deposits of $58.8 million and loans of $53.1 million at December 31, 2004. The earnings of the Bank of Powhatan for 2004 were adversely impacted by losses of $187,988 associated with the start up and operation of the branch office in Louisa County. This office opened for business on July 14, 2003. Upon completion of the organization of Bank of Louisa in April 2004, the assets of this branch office were transferred to the Bank of Louisa. The financial results for the Louisa branch for the period between January 1, 2004, and April 18, 2004 are reflected in the results for the Bank of Powhatan for 2004.

Bank of Powhatan and Main Street Mortgage & Investment Corporation

On January 1, 2001, the Bank acquired Main Street Mortgage and Investment Corporation ("Main Street Mortgage"), a mortgage loan company, as a wholly owned subsidiary. During 2004, Main Street Mortgage originated approximately $129 million in residential mortgage loans, an increase of $18 million over 2003. For 2004, Main Street Mortgage earned operating income in the amount of $9,832. This compares favorably with operating losses of $62,528 for 2003. During 2004, gross fees from originations of real estate mortgage transactions increased 55.6% to $2,965,667, compared with $1,905,529 for 2003, and other income, which includes processing and referral fees, increased 43.5% to $385,434 from $268,615 for 2003. The financial results for Main Street Mortgage are incorporated into the results for Bank of Powhatan.

Selected consolidated financial information regarding Bank of Powhatan follows:

	(In Thousands) December 31,	
Type	2004	2003
Loans	$ 53,063	$ 44,228
Investments	10,688	9,764
Deposits	58,846	53,773
Capital	6,779	6,446

Bank of Powhatan's consolidated income as a percentage of average assets and equity is as follows:

	Year Ended December 31,	
	2004	2003
Return on Average Assets (ROA)	1.48 %	.53 %
Return on Average Equity (ROE)	13.26 %	4.19 %

Bank of Goochland

Bank of Goochland was organized as a national bank in 2002 and commenced its general banking operations on November 25, 2002. During the year ended December 31, 2004, Bank of Goochland had a net loss of $23,652, as compared with a net loss of $736,409 for 2003. At December 31, 2004, Bank of Goochland had deposits of $49.1 million and loans of $38.4 million. During 2004, the Bank of Goochland experienced rapid growth as the only other community bank competitor in the Goochland County market was acquired by a large regional bank. In August 2004, following a period of anticipated start-up operating losses, Bank of Goochland began to generate monthly operating profits, and this trend continued throughout the remainder of the year. During the fourth quarter of 2004, TransCommunity infused $500,000 of additional capital into the Bank of Goochland in order to ensure that that Bank's capital ratios remained above the minimum levels required by the FDIC to be considered "well-capitalized."

Selected financial information regarding Bank of Goochland at December 31, 2004 follows:

	(In Thousands) December 31,	
Type	2004	2003
Loans	$ 38,386	$ 21,892
Investments	11,475	9,989
Deposits	49,073	31,459
Capital	4,464	4,003

Bank of Goochland's income (loss) as a percentage of average assets and equity is as follows:

	Year Ended December 31,	
	2004	2003
Return on Average Assets (ROA)	(.05) %	(3.40) %
Return on Average Equity (ROE)	(.53) %	(18.40) %

Bank of Louisa

Bank of Louisa was initially established in July 2003 as a branch office of the Bank of Powhatan in a renovated, leased office in the Town of Louisa. The assets of this branch office were acquired by the Bank of Louisa on April 19, 2004, following receipt of all required regulatory approvals. The permanent main office for Bank of Louisa, also located in the Town of Louisa, is under construction and is expected to be completed in the Spring of 2005.

For the period between its commencement of business as a stand-alone bank on April 19, 2004 and December 31, 2004, Bank of Louisa had a net loss of $803,414. At December 31, 2004, Bank of Louisa had deposits of $16.6 million and loans of $13.5 million.

Selected financial information regarding Bank of Louisa at December 31, 2004 follows:

Type	(In Thousands) December 31, 2004
Loans	$ 13,465
Investments	5,163
Deposits	16,630
Capital	4,184

Bank of Louisa's loss as a percentage of average assets and equity is as follows:

	Year Ended December 31, 2004
Return on Average Assets (ROA)	(6.58) %
Return on Average Equity (ROE)	(19.20) %

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. Our single most critical accounting policy relates to our allowance for loan losses, which reflects the estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated, and additional allowances might be required. For further discussion of the estimates used in determining the allowance for loan losses, we refer you to the discussion on "Provision for Loan Losses" below.

Results of Operations and Financial Condition

<u>Consolidated</u>

Net Loss

For the year ended December 31, 2004, TransCommunity generated a net loss of $2,327,366, compared with a net loss of $2,237,495 for 2003. In 2004, TransCommunity incurred expenses of $2,554,889 representing organizational and start up costs, including support provided by the holding company for the operations of Bank of Goochland and Bank of Louisa, plus the initial start up of the proposed Bank of Rockbridge. Additionally, TransCommunity's new financial services subsidiaries TransCommunity Investment Advisors and TransCommunity Investment Services incurred net losses during 2004 of $303,212 and $59,362, respectively. Losses in these financial services subsidiaries are expected to continue during 2005 until such available services are fully integrated and accepted by the subsidiary banks' customers. In comparison, during 2003, TransCommunity's net loss of $2,237,495, included $1,807,196 of similar start-up expenses.

Bank of Powhatan had consolidated net income of $899,246 for the year ended December 2004, including operating income of $9,832 for Main Street Mortgage. Additionally, the net losses of TransCommunity in 2004 reflects $23,652 and $803,414 in net losses from Bank of Goochland and Bank of Louisa, respectively. Schedule I presents selected consolidated financial data for TransCommunity for 2004 and 2003.

Net Interest Margin

TransCommunity's net interest margin was 4.37% for 2004, compared with 4.16% for 2003. The favorable change was primarily due to increased loan volume over deposit volume. Maturities associated with loan volume also repriced more frequently than deposit liabilities. The loan portfolio grew 58.67% from the amount at December 31, 2003. Deposits increased 49.58% for the same period. The net interest margin for the year ended December 31, 2004, compares favorably with other commercial banks in our market area.

The consolidated net interest margin analysis and average balance sheets are shown in Schedule II and the effect of rate-volume change on net interest income is shown in Schedule III.

Provision for Loan Losses

TransCommunity's consolidated provision for loan losses in 2004 was $654,166, resulting in a total allowance for loan losses at December 31, 2004 of $1,422,078 (1.36% of total loans). In comparison, the provision for loan losses was $385,595 in 2003, resulting in an allowance for loan losses at December 31, 2003 of $842,819 (1.27% of total loans). The 71.04% increase in the consolidated provision for loan losses and the 68.73% increase in the consolidated allowance for loan losses were the result of the continued growth of the loan portfolios at TransCommunity's subsidiary banks. The allowance for loan losses is evaluated on a regular basis by management. Such evaluation is based upon management's periodic review of the collectibility of loans, industry historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The allowance is calculated using risk factors depending on the type of borrower and whether a loan is secured or unsecured. Commercial loans secured by real estate and secured consumer loans are assigned a risk factor of 1%. Other commercial loans and unsecured consumer loans are assigned a risk factor of 2%. In addition, an allowance is established for problem loans individually or by grouping. The methodology used by TransCommunity's subsidiary banks to calculate the provision for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Management has not identified any material potential problem loans as of December 31, 2004. As TransCommunity's subsidiary banks mature, this evaluation methodology will be adjusted to reflect actual experience.

Noninterest Income

Noninterest income increased to $4,124,514 for 2004 from $2,433,452 for 2003. The increase is due to an increase in commissions and other income received by Main Street Mortgage of 55.79% and an increase in fees received by the subsidiary banks of 173.82%. During 2004 and 2003, Main Street Mortgage originated residential mortgage loans of approximately $129 million and $111 million, respectively. The increase in service charges and fees received by the subsidiary banks is consistent with their growth in deposits. Noninterest income as a percentage of average assets for 2004 and 2003 was 3.41% and 3.22%, respectively.

Noninterest Expense

Noninterest expense increased from $7,116,563 for 2003 to $10,672,491 for 2004. However, overall noninterest expense as a percentage of average assets continued to decrease from 9.41% in 2003 to 8.82% in 2004.

The increase of approximately $3.6 million in noninterest expense during 2004 included increases of approximately $2.4 million in salary and benefit costs, and increased occupancy expenses of approximately $387,000 as TransCommunity relocated its headquarters to the Innsbrook complex in Western Richmond. Additionally, included in the increase of noninterest expense in 2004 is $362,574 in expenses relating to TransCommunity's newly created financial services subsidiaries.

Income Taxes

At December 31, 2004, TransCommunity had total net operating loss carryforwards of $6.7 million which begin to expire in 2021. For the year ended December 31, 2004, Bank of Powhatan and Bank of Goochland utilized $989,835 and $124,959 of their taxable income to offset net operating losses from the consolidated entity. Management believes that this trend will continue at these banks and that Bank of Louisa will become profitable within the next two years which parallels the performance of Bank of Powhatan and Bank of Goochland. The deferred tax benefit recognized at December 31, 2004 and December 31, 2003 was fully offset by a valuation allowance because at that time insufficient evidence was available with respect to the performance of the Bank of Goochland and other subsidiaries. However, management will continue to monitor TransCommunity's trend toward profitable operations and when sufficient evidence becomes available, TransCommunity will recognize a deferred tax asset and related benefit to continuing operations.

Investment Portfolio

Total investment securities of TransCommunity increased from $19,753,470 at December 31, 2003 to $27,775,499 at December 31, 2004. The Company invests in U. S. Agency securities in order to maintain a high level of earning assets, provide liquidity and to secure public deposits. Management strives to structure the maturities of investments to meet projected liquidity needs, manage interest rate sensitivity and maximize earnings. Schedules showing the book value, maturities and weighted average interest rates of the investment portfolio are shown in Note 4 of the Notes to the Company's Consolidated Financial Statements.

Loans

Total loans increased $38,795,016, or 58.7%, during 2004 to $104,914,700 at December 31, 2004.

Loans by type are shown in the following schedule:

Type	(In Thousands) December 31, 2004	2003
Commercial, financial, and agricultural	$ 41,875	$ 28,095
Real estate -construction	33,647	16,187
Real estate -mortgage	19,810	13,357
Installment loans to individuals	9,583	8,481
Total loans	$ 104,915	$ 66,120

Loans Maturing After One Year

	Fixed Interest Rates	Variable Interest Rates	Total
Loans maturing after one year:			
Commercial and real estate construction	$ 13,675,213	$ 22,424,032	$ 36,099,245

Concentration of Credit Risk

TransCommunity has a concentration of loans to borrowers involved in construction and land development. Loans to these borrowers amounted to approximately 32% of the total loan portfolio at December 31, 2004.

Non-accrual, Past Due and Restructured Loans

At December 31, 2004, TransCommunity did not have any loans classified as restructured or past due more than 90 days. Similarly, there were no loans in nonaccrual status at December 31, 2004. Loans in the amount of $1,198 were in a nonaccrual status as of December 31, 2003. Loans are placed in a non-accrual status when, in the opinion of management, the accrued interest income will not be collected.

Allocation of the Allowance for Loan Losses

The following table shows the allocation of the allowance for loan losses at:

Balance at the end of each period Applicable to	December 31, 2004 Amount	Percent of loans in each category to total loans	December 31, 2003 Amount	Percent of loans in each category to total loans
Loans:				
Commercial	$ 567,598	40%	$ 438,265	43%
Real estate - construction	456,071	32%	202,276	24%
Real estate - mortgage	268,516	19%	109,566	20%
Installment	129,893	9%	92,712	13%
Total Allowance for Loan Losses	$ 1,422,078	100%	$ 842,819	100%

Premises and Equipment

Premises and equipment increased from $5.8 million at December 31, 2003 to $7.2 million at December 31, 2004.

On February 14, 2002, TransCommunity purchased from a related third-party for $850,000, approximately two acres, located at the intersection of U.S. Route 250 and State Route 621 in the Centerville area of Goochland County, as a permanent main office location for Bank of Goochland. Subsequently, TransCommunity transferred this property to Bank of Goochland. The office was completed and opened for business on October 20, 2003. Total construction costs incurred were $1.6 million. See Note 13 of the Notes to the Company's Consolidated Financial Statements.

In 2002, TransCommunity purchased for $200,000 a two acre parcel in the Town of Louisa, Virginia as a site for the proposed Bank of Louisa. In connection with this transaction, the seller financed $198,000 at an interest rate of 4.75% with principal and interest due on November 1, 2003. On November 14, 2003, the parties agreed to extend the term of this note for one year at an interest rate of 6%. This obligation was assumed by the Bank of Louisa following receipt by that bank of its national banking charter, and has subsequently been paid off. A permanent headquarters for the Bank of Louisa is currently under construction on this site.

Construction in progress at December 31, 2004 includes architectural, engineering and construction costs of $1.1 million associated with the development and construction of the proposed main office location for Bank of Louisa. The estimated costs to complete the construction of the main office of Bank Louisa is $570,000.

Deposits

TransCommunity's deposits increased $41.0 million during 2004 to $123.7 million at December 31, 2004. A schedule of deposits by type is shown in the Company's consolidated statements of financial condition. Time *deposits of $100,000 or more equaled 34.3% of total time deposits at December 31, 2004.*

Capital

TransCommunity's consolidated capital as a percentage of total assets was 11% at December 31, 2004, and 15% at December 31, 2003, which significantly exceeded regulatory requirements at both dates.

As of December 31, 2004, Bank of Powhatan had a ratio of Tier 1 capital to assets of 11.48%, well in excess of the 6% ratio required by federal regulatory agencies for Bank of Powhatan to be considered "well capitalized." At the same date, Bank of Louisa had a Tier 1 capital to asset ratio of 28.98%, significantly greater than the 8% ratio required for a bank during its first three years of operations. Although TransCommunity expects both of these ratios to decrease in 2005 as both banks continue to grow, it nevertheless expects both banks to remain "well capitalized" with Tier 1 capital ratios well above required regulatory minimums at December 31, 2005. Bank of Goochland, which opened for business in 2002, has grown especially quickly. For this reason, in December 2004 TransCommunity added $500,000 to the capital of Bank of Goochland, resulting in a Tier 1 capital to assets ratio of 8.34% at December 31, 2004. TransCommunity expects it may have to further increase Bank of Goochland's capital before the end of 2005 in order for it to continue to meet the 8% minimum Tier 1 capital to assets ratio required for new banks to be considered "well capitalized" during their first three years of operations.

Liquidity and Interest Sensitivity

At December 31, 2004, TransCommunity had consolidated liquid assets of approximately $21.6 million in the form of cash, federal funds sold and available-for-sale investments. Management believed that liquid assets were adequate at December 31, 2004. Management anticipates that additional liquidity will be provided by growth in deposit accounts and loan repayments. TransCommunity's bank subsidiaries, Bank of Powhatan, Bank of Goochland and Bank of Louisa, also have the ability to purchase federal funds and borrow from the Federal Reserve Bank, if necessary. As described in Note 9 to the Company's Consolidated Financial Statements, TransCommunity has established a secured line of credit of $1,700,000 to use for working capital of which $250,000 was available at December 31, 2004. Bank premises and equipment in the near future will be purchased using liquid assets.

Historically, TransCommunity has relied on non-underwritten public offerings of its stock to support its operations. As a result, TransCommunity's liquidity, particularly at the holding company level, has been and continues to be significantly affected by its ability to sell capital stock. At December 31, 2004, TransCommunity was engaged in a non-underwritten public offering of up to 1,000,000 shares of its common stock at a price of $15 per share. TransCommunity terminated this offering, through which it sold 225,528 shares and received gross proceeds of $3.4 million, in February 2005. TransCommunity is exploring an alternative strategy seeking to raise larger amounts of capital more quickly and efficiently than has been possible through a non-underwritten public offering of the type previously utilized by TransCommunity.

As explained elsewhere in this Form 10-KSB, TransCommunity has relied on the non-underwritten sale of shares of capital stock to support its operations. The subsidiary banks are restricted in their ability to pay dividends to TransCommunity and only Bank of Powhatan is legally able to do so at the present time. Nevertheless, even if legally permitted to pay dividends, the subsidiary banks may be required to retain earnings in order to support their own continued growth in loans and deposits. As a result, until TransCommunity is able to develop other fee-based sources of income at the parent holding company level sufficient to support its operations, it will remain dependent on borrowings or on the sale of stock to generate funds to fund its holding company operations. The inability of TransCommunity to sell a significant number of additional shares of capital stock would likely have a material adverse effect on TransCommunity's financial position and its ability to execute its business plan. Other than as stated, management is not aware of any trends, events or uncertainties that are reasonably likely to have a material impact on TransCommunity's short term or long term liquidity.

At December 31, 2004, TransCommunity had a positive cumulative Gap Rate Sensitivity Ratio of 6.47% for the one year repricing period. This generally indicates that earnings would improve in a increasing interest rate environment as assets reprice more quickly than liabilities. Conversely, earnings would probably decrease in periods during which interest rates are decreasing if management were unable to adjust its asset/liability planning strategy. Management constantly monitors the interest rate risk and believes that the current position is an acceptable risk for a growing community bank.

Schedule IV contains an interest sensitivity analysis, which shows the repricing opportunities of earning assets and interest bearing liabilities. The analysis is based on contractual terms and does not consider customer responses to changing interest rates.

There are no off-balance-sheet items that should impair future liquidity.

Future Prospects

TransCommunity's strategy is to grow principally through the establishment of *de novo* banks in relatively under-banked communities experiencing faster-than-average growth. Newly-chartered banking institutions normally experience losses during their early years of operation, as it takes time to build a loan portfolio generating sufficient interest income to offset operating costs.

For example, our first bank, Bank of Powhatan, experienced losses during 2000 and 2001, although its deposit base and loan portfolio grew rapidly during this period. During 2002, in its eighth quarter of operation, Bank of Powhatan began to generate an operating profit, and that trend continued throughout the remainder of 2002, 2003 and 2004, as shown in the chart below:

2002	Bank of Powhatan - Net (Loss) Income
Quarter ended March 31	$(31,645)
Quarter ended June 30	55,480
Quarter ended September 30	140,485
Quarter ended December 31	150,859
Year Ended December 31	$315,179

2003	Bank of Powhatan - Net (Loss) Income
Quarter ended March 31	$210,066
Quarter ended June 30	196,165
Quarter ended September 30	(54,726)
Quarter ended December 31	(81,495)
Year Ended December 31	$270,010

2004	Bank of Powhatan - Net (Loss) Income
Quarter ended March 31	$(180,975)
Quarter ended June 30	522,597
Quarter ended September 30	246,129
Quarter ended December 31	311,495
Year Ended December 31	$899,246

Net income in the third and fourth quarters of 2003 and the first quarter of 2004 declined due to expenses associated with opening a branch office in Louisa County, Virginia, and losses incurred in its subsidiary, Main Street Mortgage.

Net income in the second, third and fourth quarters of 2004 increased following the "spin-off" of the former branch office in Louisa County, Virginia into a newly-chartered Bank of Louisa and as a result of income contributions from its subsidiary, Main Street Mortgage. Main Street Mortgage's net income for 2004 was $9,832 and the net loss attributable to the Louisa branch of Bank of Powhatan was $187,988 through April 18, 2004.

Management anticipates that Bank of Powhatan will experience continued growth in 2005, and will continue to pay dividends to TransCommunity.

In comparison, the Bank of Goochland began to generate monthly operating profits in August, 2004, its 17th month of operation, and that trend is expected to continue. Likewise, we anticipate that our newest bank subsidiary, Bank of Louisa, as well as future *de novo* banks we may establish (including Bank of Rockbridge), will initially experience operating losses as they establish their customer base, but that each institution will reach profitability as it executes TransCommunity's community banking strategy and take advantage of the operational cost savings afforded by using TransCommunity's common operating platform, as well as the additional revenue opportunities created by TransCommunity's new Financial Services division.

Nevertheless, our future prospects will be significantly impacted by our ability to raise sufficient capital through the sale of shares of our stock, as described above under "Liquidity and Interest Sensitivity." If we are unable to raise sufficient additional capital, we will not be able to charter new *de novo* banks (including Bank of Rockbridge), and we may have substantial difficulties supporting our current levels of operations, particularly those provided at the holding company level.

Parent Company Only

During the years ended December 31, 2004 and 2003, TransCommunity incurred operating expenses of $2,554,889 and $1,807,196, respectively. A list of those expenses by type is shown in the statement of operations for TransCommunity included in Note 26 to the Company's Consolidated Financial Statements.

TRANSCOMMUNITY FINANCIAL CORPORATION

The following table provides consolidated data for TransCommunity for the years ended December 31, 2004 and 2003:

Income Statement Data:	2004	2003
	(In thousands, except ratios and per share amounts)	
Net interest income	$ 4,875	$ 2,831
Provision for loan losses	654	386
Noninterest income	4,125	2,433
Noninterest expenses	10,672	7,117
Net income (loss)	(2,327)	(2,237)
Per Share Data:		
Net loss - Basic and Diluted EPS	(1.10)	(1.19)
Cash dividends	N/A	N/A
Book value	6.75	7.29
Average shares outstanding	2,114,275	1,887,458
Balance Sheet Data:		
Assets	143,302	99,752
Loans, net of unearned income and allowance for loan losses	103,493	65,277
Total investment securities	27,775	19,753
Deposits	123,662	82,675
Stockholders' equity	15,193	14,901
Operating Ratios:		
Net loss on average assets	(1.92) %	(2.96) %
Net loss on average equity	(17.18) %	(16.22) %
Dividend payout ratio	N/A	N/A
Capital Ratios:		
Bank Only		
Leverage	13%	20%
Risk-based:		
Tier 1 capital	16%	21%
Total capital	17%	22%
Consolidated		
Total equity to total assets	11%	15%
Average equity to average assets	11%	18%

TRANSCOMMUNITY FINANCIAL CORPORATION
NET INTEREST MARGIN ANALYSIS
AVERAGE BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004			2003		
	Average Balance Sheet	Interest Income or Expense	Average Rates Earned or Paid	Average Balance Sheet	Interest Income or Expense	Average Rates Earned or Paid
Assets:						
Loans (including fees)	$ 86,100,850	$ 6,233,136	7.24%	$ 50,313,503	$ 3,728,989	7.41%
Federal funds sold	7,071,656	88,819	1.26%	10,207,996	104,297	1.02%
Investments	18,302,017	435,569	2.38%	7,509,310	157,612	2.10%
Total Earning Assets	111,474,523	6,757,524	6.06%	68,030,809	3,990,898	5.87%
Allowance for loan losses	(1,105,748)			(610,945)		
Non-earning assets	10,683,724			8,191,331		
Total Assets	$121,052,499			$ 75,611,195		
Liabilities and Stockholders' Equity:						
Deposits:						
Demand: Interest-bearing	$ 25,729,239	$ 253,693	.99%	$ 12,334,099	$ 89,175	.72%
Savings deposits	7,574,936	77,200	1.02%	4,281,632	48,203	1.13%
Other time deposits	54,243,164	1,452,423	2.68%	35,872,497	1,003,718	2.80%
Total Deposits	87,547,339	1,783,316	2.04%	52,488,228	1,141,096	2.17%
Other borrowed funds	1,677,793	99,430	5.93%	451,940	18,591	4.11%
Total interest-bearing liabilities	89,225,132	1,882,746	2.11%	52,940,168	1,159,687	2.19%
Noninterest-bearing deposits	15,080,708			8,619,143		
Other liabilities	3,197,980			257,574		
Total Liabilities	107,503,820			61,816,885		
Stockholders' Equity	13,548,679			13,794,310		
Total Liabilities and Stockholders' Equity	$121,052,499			$ 75,611,195		
Net Interest Earnings		$ 4,874,778			$ 2,831,211	
Net Yield on Interest-Earning Assets			4.37%			4.16%

TRANSCOMMUNITY FINANCIAL CORPORATION
EFFECT OF RATE-VOLUME CHANGE ON NET INTEREST INCOME

	2004 Compared to 2003 Increase (Decrease)		
	Volume	Rate	Total
Interest Income			
Assets:			
Loans (including fees)	$ 2,651,842	$ (147,695)	$ 2,504,147
Federal funds sold	(31,991)	16,512	(15,479)
Investments	226,647	51,310	277,957
Total earning assets	2,846,498	(79,873)	2,766,625
Interest Expense			
Demand deposits	96,445	68,073	164,518
Savings	37,214	(8,217)	28,997
Time Deposits	514,379	(65,674)	448,705
Total deposits	648,038	(5,818)	642,220
Other borrowed funds	50,383	30,455	80,838
Total interest-bearing liabilities	698,421	24,637	723,058
Net Interest Earnings	$ 2,148,077	$ (104,510)	$ 2,043,567

	2003 Compared to 2002 Increase (Decrease)		
	Volume	Rate	Total
Interest Income			
Assets:			
Loans (including fees)	$ 1,536,523	$ 115,096	$ 1,651,619
Federal funds sold	134,788	(42,693)	92,095
Investments	96,839	(154,916)	(58,077)
Total earning assets	1,768,150	(82,513)	1,685,637
Interest Expense			
Demand deposits	110,702	(111,948)	(1,246)
Savings	37,152	(30,539)	6,613
Time Deposits	689,755	(273,259)	416,496
Total deposits	837,609	(415,746)	421,863
Other borrowed funds	(35,027)	15,834	(19,193)
Total interest-bearing liabilities	802,582	(399,912)	402,670
Net Interest Earnings	$ 965,568	$ 317,399	$ 1,282,967

Note: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

TRANSCOMMUNITY FINANCIAL CORPORATION
INTEREST SENSITIVITY ANALYSIS

	Less than 1 Year	1 to 5 Years	Over 5 Years	Total
Uses of Funds:				
Loans:				
Commercial and				
real estate - construction	$ 30,137,841	$ 23,681,460	$ 2,888,341	$ 56,707,642
Real estate - mortgage	31,747,712	7,297,343	1,997,240	41,042,295
Installment	4,356,272	2,721,443	87,048	7,164,763
Total Loans	66,241,825	33,700,246	4,972,629	104,914,700
Federal funds sold	143,000			143,000
Investment securities at cost	4,999,158	3,899,877	1,000,000	9,899,035
Investment securities at fair value	14,469,500	3,406,964		17,876,464
Total	$ 85,853,483	$ 41,007,087	$ 5,972,629	$132,833,199
Sources of Funds:				
Demand Deposits				
Interest bearing	$ 36,603,311	$	$	$ 36,603,311
Savings accounts	8,502,483			8,502,483
Time Deposits:				
Under $100,000	11,867,723	14,280,063		26,147,786
Over $100,000	16,555,897	20,303,012		36,858,909
Total Deposits	73,529,414	34,583,075		108,112,489
Federal Funds Purchased	2,277,000			2,277,000
Borrowings	1,450,000			1,450,000
Total	$ 77,256,414	$ 34,583,075	$	$ 111,839,490
Discrete Gap	8,597,069	6,424,012	5,972,629	20,993,710
Cumulative Gap	8,597,069	15,021,081	20,993,710	
Ratio of Cumulative Gap to Total Earning Assets	6.47 %	11.31%	15.80%	

Item 7. Financial Statements

Financial statements are attached as Appendix A.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None during the quarter ended December 31, 2004.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As a result of the enactment of the Sarbanes-Oxley Act of 2002, issuers such as TransCommunity that file periodic reports under the Securities Exchange Act of 1934 (the "Act") are required to include in those reports certain information concerning the issuer's controls and procedures for complying with the disclosure requirements of the federal securities laws. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it files or submits under the Act, is communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We have established disclosure controls and procedures to ensure that material information related to TransCommunity is made known to our principal executive officers and principal financial officer on a regular basis, in particular during the periods in which our quarterly and annual reports are being prepared. Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of these disclosure controls and procedures as of the end of the period covered by this report and, based on their evaluation, concluded that our disclosure controls and procedures were operating effectively.

There were no changes in TransCommunity's internal control over financial reporting during TransCommunity's quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, TransCommunity's internal control over financial reporting.

Item 8B. Other Information

In December 2004, TransCommunity renewed its existing line of credit arrangement with an unaffiliated banking institution for another year with a new maturity date of December 31, 2005. The line of credit continues to be for up to $1,700,000 of credit, at an interest rate of _% over the prime interest rate as published from time to time in the Wall Street Journal. The line is secured by a pledge of 250,000 shares of the Bank of Powhatan owned by TransCommunity. At December 31, 2004, TransCommunity had outstanding borrowings under this line of credit of $1,450,000, carrying interest at a rate of 5-3/4% per annum.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

The information regarding the directors of TransCommunity contained under the captions "Election of Directors" and "Board of Directors, Board Committees and Attendance" in TransCommunity's Proxy Statement for the Annual Meeting of Shareholders to be held on May 24, 2005 (the "2005 Proxy Statement"), is incorporated herein by reference. The information regarding Section 16(a) beneficial ownership reporting is contained in the 2005 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference. The information concerning the executive officers of TransCommunity required by this item is included in Part I of this report under the caption "Executive Officers of the Registrant."

TransCommunity has adopted a Code of Ethics that applies to all directors, executive officers and employees of TransCommunity and the Banks.

Item 10. Executive Compensation

The information regarding executive compensation under the captions "Executive Compensation," "Employment Agreements" and "Employee Benefit Plans" and regarding director compensation under the caption "Directors' Compensation" contained in the 2005 Proxy Statement is incorporated herein by reference. The information regarding equity compensation plans under the caption "Equity Compensation Plan Information" contained in the 2005 Proxy Statement is incorporated by reference herein.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information regarding stock ownership by directors and executive officers under the caption "Securities Ownership of Certain Beneficial Owners and Management" contained in the 2005 Proxy Statement is incorporated by reference herein. The information regarding equity compensation plans under the caption "Equity Compensation Plan Information" contained in the 2005 Proxy Statement is incorporated by reference herein.

The information regarding equity compensation plans under the caption "Executive Compensation-Securities Authorized for Issuance Under Equity Compensation Plans" contained in the 2005 Proxy Statement is incorporated herein by reference.

There were no repurchases of shares of common stock by TransCommunity during the quarter ended December 31, 2004.

Item 12. Certain Relationships and Related Transactions

The information regarding certain transactions with directors or executive officers under the caption "Interest of Management and Board in Certain Transactions" contained in the 2005 Proxy Statement is incorporated herein by reference.

Item 13. Exhibits and Reports on 8-K

(a) Exhibits

The following exhibits are filed as part of this Form 10-KSB:

Exhibit No.	Description of Exhibits
3.1	Articles of Incorporation of TransCommunity (as amended May 25, 2004) (1)
3.2	Bylaws of TransCommunity (as amended May 25, 2004) (2)
10.2(a)*	Employment Agreement between TransCommunity Bankshares Inc. and William C. Wiley, dated December 8, 2003 (3)
10.2(c)*	TransCommunity Bankshares Incorporated 2001 Stock Option Plan (amended and restated effective March 27, 2003) (4)
10.2(c)(i)*	Form of Non-Qualified Stock Option Agreement for Employee (filed herewith).
10.2(c)(ii)*	Form of Non-Qualified Stock Option Agreement for Director (filed herewith).
10.2(d)*	Employment Agreement by and between MSM Acquisition Co. and Richard W. Mayhew, dated January 1, 2001 (5)
10.2(e)*	Employment Agreement between TransCommunity Bankshares Inc. and Thomas M. Crowder, dated February 1, 2003 (6)
10.2(f)*	Employment Agreement between Bank of Goochland, N.A. and M. Andrew McLean, dated December 18, 2002 (7)

10.2(g)*	Employment Agreement between Bank of Powhatan, N.A. and James F. Keller dated July 8, 2003 (8).
10.2(h)*	Restricted Stock Agreement between TransCommunity Bankshares Inc. and William C. Wiley dated December 8, 2003 (9).
10.2(i)*	Employment Agreement between Bank of Louisa, N.A. and George D. Yancey dated April 19, 2004 (10).
10.2(j)	Line of Credit Note dated December 31, 2004 (filed herewith)
10.3*	Base Salaries for named executive officers (filed herewith)
14.	Code of Ethics (11).
21.	List of Subsidiaries of the Registrant (filed herewith)
31.1	Certification of CEO pursuant to Rule 13a-14(a) (filed herewith)
31.2	Certification of COO pursuant to Rule 13a-14(a) (filed herewith)
31.3	Certification of CFO pursuant to Rule 13a-14(a) (filed herewith)
32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

---

* Denotes management contract or compensatory plan or arrangement.

(1) Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 16, 2004.

(2) Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 16, 2004.

(3) Incorporated by reference to Exhibit 10.2(a) to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 30, 2004.

(4) Incorporated by reference to Exhibit 10.2(c) to the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 14, 2003.

(5) Incorporated by reference to Exhibit 10.2(d) to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003.

(6) Incorporated by reference to Exhibit 10.2(e) to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003.

(7) Incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form SB-2 (No. 333-64566) filed with the Securities and Exchange Commission on April 17, 2003.

(8) Incorporated by reference to Exhibit 10.2(g) to the Company's Quarterly Report on Form 10-QSB dated August 12, 2003.

(9) Incorporated by reference to Exhibit 10.2(g) to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 30, 2004.

(10) Incorporated by reference to the Company's Registration Statement on Form SB-2 (No. 333-114755) filed with the Securities and Exchange Commission on April 23, 2004.

(11) Incorporated by reference to Exhibit 14 to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 29, 2004.

(b) Reports on Form 8-K

None for the quarter ending December 31, 2004.

Item 14. Principal Accountant Fees and Services

The information regarding fees and services of TransCommunity's principal independent accountant, S. B. Hoover & Company, under the caption "Audit Committee Disclosure - Fees Paid to Auditors" and "-Audit Committee Pre-Approval Policy" contained in the 2005 Proxy Statement is incorporated by reference herein.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCOMMUNITY FINANCIAL CORPORATION
(Registrant)

/s/ William C. Wiley
William C. Wiley
Chairman and Chief Executive Officer

/s/ Bruce B. Nolte
Bruce B. Nolte
President and Chief Operating Officer

/s/ Thomas M. Crowder
Thomas M. Crowder
Chief Financial Officer

March 25, 2005

Signatures (Continued)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ DEAN P. AGEE Dean P. Agee	Director	March 25, 2005
/s/ THOMAS M. CROWDER Thomas M. Crowder	Chief Financial Officer and Director (principal financial and accounting officer)	March 25, 2005
/s/ RICHARD W. MAYHEW Richard W. Mayhew	Director	March 25, 2005
/s/ JULIAN C. METTS, JR. Julian C. Metts, Jr.	Director	March 25, 2005
/s/ JAMES L. MINTER James L. Minter	Director	March 25, 2005
/s/ LAWRENCE B. NUCKOLS Lawrence B. Nuckols	Director	March 25, 2005
/s/ TROY A. PEERY, JR. Troy A. Peery, Jr.	Director	March 25, 2005
/s/ JOHN W. PRETLOW, JR. John W. Pretlow, Jr.	Director	March 25, 2005
/s/ JOHN J. PURCELL, JR. John J. Purcell, Jr.	Director	March 25, 2005
/s/ GEORGE W. RIMLER George W. Rimler	Director	March 25, 2005
/s/ STUART C. SIEGEL Stuart C. Siegel	Director	March 25, 2005
/s/ JOHN J. SPONSKI John J. Sponski	Director	March 25, 2005
/s/ JOHN C. WATKINS John C. Watkins	Director	March 25, 2005
/s/ WILLIAM C. WILEY William C. Wiley	Chairman, Chief Executive Officer and Director (principal executive officer)	March 25, 2005
/s/ ROBIN TRAYWICK WILLIAMS Robin Traywick Williams	Director	March 25, 2005

APPENDIX A

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
TransCommunity Financial Corporation
Richmond, Virginia

We have audited the consolidated statements of financial condition of TransCommunity Financial Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TransCommunity Financial Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

S. B. Hoover & Company, L.L.P.

March 20, 2005
Harrisonburg, Virginia

TRANSCOMMUNITY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
Cash and due from banks (Note 3)	$ 3,617,266	$ 7,913,777
Federal funds sold	143,000	186,000
Total Cash and Cash Equivalents	3,760,266	8,099,777
Securities available-for-sale, at fair value (Note 4)	17,876,464	2,314,445
Securities held to maturity (fair value of $9,868,983 in 2004 and $17,415,889 in 2003) (Note 4)	9,899,035	17,439,025
Loans receivable (Notes 5 & 14)	104,914,700	66,119,683
Allowance for loan losses (Note 6)	(1,422,078)	(842,819)
Net Loans	103,492,622	65,276,864
Premises and equipment, net (Note 7)	6,142,819	5,089,975
Federal Reserve Bank stock (restricted) (Note 4)	507,300	357,300
Other assets (Note 16)	1,623,295	1,174,969
Total Assets	$143,301,801	$ 99,752,355
LIABILITIES		
Deposits:		
Demand deposits:		
Noninterest bearing	$ 15,549,428	$ 11,948,835
Interest bearing	36,603,311	15,528,664
Savings deposits	8,502,482	5,826,145
Time deposits (Note 8)	63,006,695	49,371,157
Total Deposits	123,661,916	82,674,801
Federal funds purchased	2,277,000	501,000
Notes payable (Note 9)	1,450,000	1,198,000
Accrued expenses and other liabilities	720,326	477,112
Total Liabilities	128,109,242	84,850,913
STOCKHOLDERS' EQUITY (Notes 10, 11, 17, 18 & 19)		
Common stock $.01 par value (5,000,000 shares authorized) 2,250,508 and 2,067,613 shares issued and outstanding in 2004 and 2003	22,505	20,676
Paid-in-surplus	22,753,004	19,916,482
Expenses of current stock offering	(186,083)	
Accumulated deficit	(7,353,219)	(5,025,853)
Accumulated other comprehensive loss	(43,648)	(9,863)
Total Stockholders' Equity	15,192,559	14,901,442
Total Liabilities and Stockholders' Equity	$143,301,801	$ 99,752,355

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
INTEREST AND DIVIDEND INCOME		
Loans, including fees	$ 6,233,136	$ 3,728,989
Federal funds sold	88,819	104,297
Debt securities	412,356	136,174
Dividends	23,213	21,438
Total Interest and Dividend Income	6,757,524	3,990,898
INTEREST EXPENSE		
Deposits		
Demand	253,693	89,175
Savings	77,200	48,203
Time deposits below $100,000	874,163	645,533
Time deposits above $100,000	578,260	358,185
Other borrowed funds	99,430	18,591
Total Interest Expense	1,882,746	1,159,687
NET INTEREST INCOME	4,874,778	2,831,211
PROVISION FOR LOAN LOSSES (Note 6)	654,166	385,595
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,220,612	2,445,616
NONINTEREST INCOME		
Bank service charges and fees	773,413	282,450
Commissions and fees from loan originations	3,351,101	2,151,002
Total Noninterest Income	4,124,514	2,433,452
NONINTEREST EXPENSES		
Salaries and employee benefits (Notes 19)	6,759,840	4,332,828
Occupancy expenses	725,904	338,180
Equipment expenses	654,480	365,296
Other operating expenses (Note 24)	2,532,268	2,080,259
Total Noninterest Expenses	10,672,492	7,116,563
NET LOSS	$ (2,327,366)	$ (2,237,495)
Net Loss Per Share Basic and Diluted	$ (1.10)	$ (1.19)
Weighted Average Shares Outstanding	2,114,275	1,887,458

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Shares of Common Stock	Common Stock Subscriptions	Expenses of Stock Offering	Common Stock	Paid in Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance, December 31, 2002	1,605,249	$	$ (588,335)	$ 16,052	$15,831,921	$ (2,788,358)	$ (500)	$12,470,780
Comprehensive Loss								
Net Loss						(2,237,495)		(2,237,495)
Unrealized loss on securities available for sale							(9,363)	(9,363)
Total comprehensive loss								(2,246,858)
Common stock subscriptions received		4,691,976						4,691,976
Common stock issued (Note 10)	436,764	(4,691,976)		4,368	4,687,608			
Expenses of stock offering			(88,117)					(88,117)
Transfer of stock offering expenses			676,452		(676,452)			
Exercise of stock options (Note 17)	600			6	5,994			6,000
Award of restricted stock (Note 10)	25,000			250	238,750			239,000
Deferred compensation expense					(171,339)			(171,339)
Balance, December 31, 2003	2,067,613	0	0	20,676	19,916,482	(5,025,853)	(9,863)	14,901,442
Comprehensive Income								
Net Loss						(2,327,366)		(2,327,366)
Unrealized loss on securities available for sale							(33,785)	(33,785)
Total comprehensive income								(2,361,151)
Common stock subscriptions received		2,743,425						2,743,425
Common stock issued (Note 10)	182,895	(2,743,425)		1,829	2,741,596			
Expenses of stock offering			(186,083)					(186,083)
Deferred compensation expense					94,926			94,926
Balance, December 31, 2004	2,250,508	$ 0	$ (186,083)	$ 22,505	$22,753,004	$ (7,353,219)	$ (43,648)	$15,192,559

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,327,366)	$ (2,237,495)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	417,719	268,985
Provision for loan losses	654,166	385,595
(Gain) loss on disposition of property and equipment	(1,026)	2,561
Accretion income	(72,363)	(12,050)
Restricted stock award expense	94,926	67,661
Net change in:		
Other assets	(448,326)	(476,300)
Accrued expenses and other liabilities	243,213	(14,306)
Net Cash Used in Operating Activities	(1,439,057)	(2,015,349)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net increase in loans	(38,869,924)	(29,007,719)
Purchase of securities held-to-maturity	(23,137,332)	(39,290,995)
Purchase of securities available-for-sale	(21,101,321)	(5,729,308)
Purchase of Federal Reserve Bank stock	(150,000)	
Proceeds from maturities of securities held-to-maturity	30,749,685	25,663,000
Proceeds from maturities of securities available-for-sale	5,505,518	3,805,000
Proceeds from sale of property	2,500	764
Payments for the purchase of property	(1,472,037)	(3,116,043)
Net Cash Used in Investing Activities	(48,472,911)	(47,675,301)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in federal funds purchased	1,776,000	(749,439)
Proceeds from common stock subscriptions	2,743,425	4,691,976
Proceed from exercise of stock options		6,000
Proceeds from notes payable	252,000	1,000,000
Net change in:		
Demand deposits	24,675,240	15,143,241
Savings deposits	2,676,337	2,665,966
Time deposits	13,635,538	28,153,327
Costs associated with stock offering	(186,083)	(88,117)
Net Cash Provided by Financing Activities	45,572,457	50,822,954
Net increase (decrease) in cash and cash equivalents	(4,339,511)	1,132,304
Cash and Cash Equivalents, Beginning of Year	8,099,777	6,967,473
Cash and Cash Equivalents, End of Year	$ 3,760,266	$ 8,099,777

The accompanying notes are an integral part of these financial statements.

NOTE 1 NATURE OF OPERATIONS:

TransCommunity Financial Corporation ("TransCommunity") is a bank holding company whose principal activity is the formation, ownership and operation of independently managed community banks. TransCommunity's first subsidiary, the Bank of Powhatan, N.A. ("Bank of Powhatan") was organized as a national banking association in 1999, and commenced operations on March 20, 2000. TransCommunity's second subsidiary, Bank of Goochland, N.A. ("Bank of Goochland") was organized and incorporated during 2002, and commenced operations on November 25, 2002. On April 19, 2004, TransCommunity established its third independent community bank in the central Virginia area, the Bank of Louisa, N.A. ("Bank of Louisa"). TransCommunity initially established the Bank of Louisa in July 2003 as a branch of Bank of Powhatan. The assets and liabilities of this branch office were transferred to Bank of Louisa contemporaneously with the receipt by that bank of its independent national banking charter in April, 2004.

As nationally chartered banks, TransCommunity's subsidiary Banks are subject to regulation by the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. The Banks provide general banking services to individuals, small and medium-size businesses and the professional communities of Powhatan, Goochland and Louisa Counties and surrounding areas.

On January 1, 2001, the Bank of Powhatan purchased Main Street Mortgage and Investment Corporation ("Main Street Mortgage") which became a wholly owned subsidiary of the Bank. Main Street Mortgage originates commercial and residential real estate loans for investors throughout the state.

During 2004 TransCommunity applied and received authority to offer trust services through each of its national bank subsidiaries. Also an investment advisory subsidiary was formed to handle asset management and an insurance agency was established to broaden the scope of financial services available through each of the subsidiary banks.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Consolidation Policy – The consolidated financial statements include TransCommunity, Bank of Powhatan, Bank of Goochland, Bank of Louisa, Main Street Mortgage, TransCommunity Investment Advisors and TransCommunity Investment Services. All significant intercompany balances and transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the determination of the allowance for loan losses, which is sensitive to changes in local economic conditions. Another estimate which is particularly susceptible to significant change in the near term is the determination of the value of goodwill relating to the purchase of Main Street Mortgage which is sensitive to changes in the volume of real estate loan originations (See Note 16). Estimates are also used to calculate the fair value of assets, liabilities, grants of stock options and awards of nonvested restricted stock and the deferred tax asset valuation allowance (See Note 12).

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Investment Securities – Management determines the appropriate classification of securities at the time of purchase. If management has the intent and ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized historical cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the effective interest method over the period to maturity. Securities not intended to be held to maturity are classified as available for sale and carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are recorded on the trade date and are determined on the specific-identification method.

Loans and Allowance for Loan Losses – Loans are carried on the balance sheet at their stated unpaid principal balance net of the allowance for loan losses and any deferred fees or costs on originated loans and unearned discounts. Interest, fees and costs related to loans are recognized over the lives of the related loans using the effective interest method. The accrual of interest on impaired loans is discontinued when, in the opinion of management, the interest income recognized will not be collected. Past due status is based on the contractual terms of the loan.

The allowance for loan losses is evaluated on a regular basis by management and established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Such evaluation is based upon management's periodic review of the collectibility of loans, industry historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The allowance is calculated using risk factors depending on the type of borrower and whether a loan is secured or unsecured. In addition, an allowance is established for problem loans individually or by grouping. The methodology used by TransCommunity's subsidiary banks to calculate the provision for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As TransCommunity's subsidiary banks mature, this evaluation methodology will be adjusted to reflect actual experience.

Premises and Equipment – Land, buildings and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Advertising Cost – Advertising costs are expensed in the period incurred.

Income Taxes – Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Cash and Cash Equivalents - Cash and cash equivalents as used in the cash flow statements include cash and due from banks and federal funds sold.

Earnings per Share – Earnings per share have been calculated using the weighted average shares outstanding.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

New Accounting Pronouncements - In December 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, "*Accounting for Certain Loans or Debt Securities Acquired in a Transfer*". The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 requires purchased loans and debt securities to be initially recorded at fair value based on the present value of future cash flows expected to be collected with no carryover of any valuation allowance previously recognized by the seller. Interest income is recognized based on the effective yield from cash flows expected to be collected. To the extent that the purchased loans or debt securities experience subsequent deterioration in credit quality, a valuation allowance is established for any additional cash flows that are not expected to be received. However, if more cash flows subsequently are expected to be received than originally estimated, then the effective yield is to adjusted on a prospective basis. The SOP does not apply to loans originated by TransCommunity. TransCommunity intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have a material effect on its consolidated financial position or consolidated results of operations.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("FIN 46"). This Interpretation provides guidance regarding the identification of variable interest entities when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity are to be included in a company's consolidated financial statements. An entity is deemed a variable interest entity, subject to the interpretation, if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in cases in which the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Due to significant implementation issues, the FASB modified the wording of FIN 46 and issued FIN 46R in December of 2003. FIN 46R deferred the effective date for the provisions of FIN 46 to entities other than Special Purpose Entities ("SPEs") until financial statements issued for periods ending after March 15, 2004. SPEs were subject to the provisions of either FIN 46 or FIN 46R as of December 15, 2003. TransCommunity does not have variable interests in any entities which would require disclosure or consolidation.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, *"Application of Accounting Principles to Loan Commitments"* ("SAB 105"). SAB 105 provides guidance and clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments ("IRLC"), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133. Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. In this SAB, the SEC determined that an interest lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in value resulting from changes in market interest rates. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. This SAB did not have any effect on TransCommunity's financial position or results of operations.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Emerging Issues Task Force Issue No. 03-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"* ("EITF 03-1") was issued and is effective March 31, 2004. EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS No. 115") and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless TransCommunity can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Emerging Issues Task Force Issue No. 03-1-1 delaying the effective date for the measurement and recognition guidance contained in EITF 03-1 in paragraphs 10 through 20. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in EITF 03-1 was not delayed. However, the delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10 through 20 of EITF 03-1. TransCommunity continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a may impact the carrying value of its investment portfolio.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS 123(R)"). This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. TransCommunity currently measures compensation costs related to stock-based payments under APB Opinion No. 25 as allowed under SFAS No. 123, and provides disclosure in the notes to the consolidated financial statements as required by SFAS No. 123. Management is currently in the process of evaluating the extent of the impact.

NOTE 3 DEPOSITS IN AND FEDERAL FUNDS SOLD TO BANKS:

TransCommunity had cash on deposit and federal funds sold to other commercial banks amounting to $2,828,620 and $7,281,570 at December 31, 2004 and 2003, respectively. Deposit amounts at other high credit quality commercial banks may, at times, exceed federally insured limits.

NOTE 4 INVESTMENTS SECURITIES:

The amortized cost and estimated fair value of securities are as follows:

Securities Available for Sale
December 31, 2004

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency discount Notes	$ 9,490,176	$	$ (6,927)	$ 9,483,249
U.S. Agency notes	8,430,130		(36,915)	8,393,215
Total Securities Available for Sale	$ 17,920,306	$	$ (43,842)	$ 17,876,464

Securities Held to Maturity
December 31, 2004

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency discount Notes	$ 4,999,158	$ 355	$ (1,124)	$ 4,998,389
U.S. Agency notes	4,899,877	1,875	(31,158)	4,870,594
Total Securities Held to Maturity	$ 9,899,035	$ 2,230	$ (32,282)	$ 9,868,983

Securities Available for Sale
December 31, 2003

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency notes	$ 2,324,308	$ 10,450	$ (20,313)	$ 2,314,445

Securities Held to Maturity
December 31, 2003

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency discount Notes	$ 12,489,180	$	$ (7,340)	$ 12,481,840
U.S. Agency notes	4,949,845	2,078	(17,874)	4,934,049
Total Securities Held to Maturity	$ 17,439,025	$ 2,078	$ (25,214)	$ 17,415,889

NOTE 4 INVESTMENTS SECURITIES (CONTINUED):

The amortized cost and fair value of investment securities at December 31, 2004, by contractual maturity, are shown in the following schedule. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value	Weighted Average Yield
Securities Available for Sale			
Due within one year	$14,490,857	$ 14,469,500	1.92%
Due after one year through five years	3,429,449	3,406,964	3.63%
Due after five years through ten years			- %
	$17,920,306	$ 17,876,464	2.25%
Securities Held to Maturity			
Due within one year	$ 4,999,158	$ 4,998,389	1.59%
Due after one year through five years	3,899,877	3,876,219	3.66%
Due after five years through ten years	1,000,000	994,375	5.15%
Total	$ 9,899,035	$ 9,868,983	2.77%

The Company does not have any debt securities which has been in a material loss position for more than one year.

The carrying amount (which approximates fair value) of securities pledged by the Banks to secure public deposits amounted to $10,927,153 at December 31, 2004.

As nationally chartered banks, TransCommunity's subsidiary Banks are required to hold stock in the Federal Reserve Bank. The investment in Federal Reserve Bank stock is recorded at cost of $507,300 and $357,300 as of December 31, 2004 and 2003, respectively.

NOTE 5 LOANS:

Loans receivable outstanding at December 31, are summarized as follows:

	2004	2003
Commercial, financial and agricultural	$ 41,874,700	$ 28,094,683
Real estate - construction	33,647,000	16,187,000
Real estate - mortgage	19,810,000	13,357,000
Installment loans to individuals	9,583,000	8,481,000
Total Loans	104,914,700	66,119,683
Allowance for loan losses	(1,422,078)	(842,819)
Net Loans Receivable	$103,492,622	$ 65,276,864

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of the changes in the allowance for the loan losses is shown in the following schedule:

	2004	2003
Balance, beginning of year	$ 842,819	$ 462,200
Provision charged to operating expenses	654,166	385,595
Loan charge offs	(74,907)	(4,976)
Balance, End of Year	$ 1,422,078	$ 842,819
Percentage of Allowance for Loan Losses to Total Loans	1.36%	1.27%

At December 31, 2004 and 2003, TransCommunity's banks had loans totaling $0 and $1,198, respectively, that were on nonaccrual status.

NOTE 7 PREMISES AND EQUIPMENT:

Premises and equipment at December 31, are summarized as follows:

	2004	2003
Land and land improvements	$ 1,495,625	$ 1,486,805
Buildings	2,572,871	2,511,721
Furniture and equipment	2,054,701	1,646,085
Construction in progress	1,097,834	111,936
	7,221,031	5,756,547
Less accumulated depreciation	(1,078,212)	(666,572)
Premises and Equipment	$ 6,142,819	$ 5,089,975

The depreciation expense on premises and equipment for 2004 and 2003 was $417,719 and $268,985, respectively.

Construction in progress at December 31, 2004 includes architectural, engineering and construction costs of $1.1 million associated with the development and construction of the proposed main office location for Bank of Louisa. The estimated costs to complete the construction of the main office of Bank of Louisa is $571,176.

NOTE 8 TIME DEPOSITS:

The aggregate amount of time deposits with a minimum denomination of $100,000 was $26,147,778 and $19,983,300 at December 31, 2004 and 2003, respectively.

At December 31, 2004, the scheduled maturities of certificates of deposit were as follows:

2005	$28,423,619
2006	3,143,457
2007	4,333,803
2008	3,046,873
2009	24,058,943
Total	$63,006,695

NOTE 9 NOTES PAYABLE:

In 2003, TransCommunity entered into a line of credit arrangement to provide up to $1,000,000 of financing to be used primarily as working capital. In 2004, this line of credit was increased to $1,700,000. The line of credit has a rate of _% over the prime rate as published in the Wall Street Journal. This renewable line of credit, which is secured by 250,000 shares of stock of the Bank of Powhatan owned by TransCommunity, matured on December 31, 2004, and was renewed with a new maturity of December 31, 2005. At December 31, 2004, TransCommunity had outstanding borrowings on this line of credit of $1,450,000 carrying an interest rate of 5_% and $250,000 of available and unused credit.

In 2002, TransCommunity purchased a two acre parcel in the Town of Louisa as a site for the Bank of Louisa for $200,000. The trustee of the trust that sold this property to TransCommunity is a member of the Board of Directors of the Bank of Louisa. The Board received two independent appraisals regarding the parcel and concluded that the terms of the purchase were equal to or better than the terms that might be available for similar property purchased from an unrelated third-party. In connection with this transaction, the seller financed $198,000 at an interest rate of 4.75% with principal and interest due on November 1, 2003. In October 2003, this indebtedness was extended until November 1, 2004 at an interest rate of 6% per annum. Effective April 29, 2004, this property and the related debt obligation was transferred to Bank of Louisa and paid off.

NOTE 10 CAPITAL STOCK:

Effective March 30, 2000, Bank of Powhatan issued 670,836 shares of common stock. In 2001, an additional 100 shares were sold to an officer of the bank resulting in 670,936 shares outstanding. Effective August 15, 2001, Bank of Powhatan's common stock (except for 1,000 shares held by one dissenting shareholder) was exchanged for 669,936 shares of TransCommunity common stock on a one for one basis. During the first quarter of 2002, TransCommunity acquired the 1,000 shares of Bank of Powhatan common stock held by the dissenting shareholder for $10,000.

Over the period 2000 - 2001, the organizing directors of TransCommunity, Bank of Goochland and Bank of Louisa subscribed to 102,650 shares of common stock at $10.00 per share. $110,165 of the subscription proceeds of $1,026,500 was used to pay organizational expenses incurred prior to the incorporation of TransCommunity.

In September, 2001, TransCommunity began offering 1,500,000 shares of common stock to the public for sale at $10.00 per share. The per share offering price increased to $14 per share effective May 1, 2003. This offering terminated on November 12, 2003. As of that date, TransCommunity had sold an aggregate of 1,269,427 shares in the offering and had received gross proceeds of $13,018,606. TransCommunity incurred total costs relating to raising capital in this offering of $676,452. During 2003, options were exercised to purchase 600 shares at $10.00 per share. In addition on December 8, 2003, the Board of Directors awarded 25,000 shares of restricted stock to the Chief Executive Officer of TransCommunity. The "fair value" of the award of $239,000 was estimated using current market and acquisition data and discounted for the lack of marketability. The compensation cost related to the restricted stock award is being expensed over the period of the restrictions. Compensation expense of $94,926 and $67,411 was recorded for 2004 and 2003, respectively, and $76,413 is deferred to future periods.

TransCommunity used $10.2 million of these proceeds to capitalize the Bank of Goochland and the Bank of Louisa. The balance was used for general corporate purposes.

NOTE 10 CAPITAL STOCK (CONTINUED):

As of December 31, 2004, TransCommunity was engaged in a non-underwritten public offering of 1,000,000 shares of its common stock at a purchase price of $15 per share that commenced on June 1, 2004. TransCommunity intends to use the proceeds of the offering for general corporate purposes, including the anticipated organization, subject to regulatory review, of the Bank of Rockbridge. As of December 31, 2004, TransCommunity had raised $2,557,342, after deduction of expenses from the offering through the sale of 182,895 shares. Expenses related to the current offering amounted to $186,083 through December 31, 2004.

These transactions resulted in 2,250,508 shares of common stock having been issued and outstanding as of December 31, 2004.

NOTE 11 DIVIDEND LIMITATIONS ON SUBSIDIARY BANKS:

A principal source of funds for TransCommunity in future years is anticipated to be dividends paid by its subsidiary Banks. Dividends paid by the Banks are limited by banking regulations and retained earnings. Approval of the Comptroller of the Currency is required if the dividends declared by a national bank, in any year, exceed the sum of (1) net income for the current year and (2) income, net of dividends, for the preceding two years.

During 2004, Bank of Powhatan had sufficient capital to pay dividends to the holding company in the amount of $560,000. After payment of these dividends, Bank of Powhatan's retained earnings balance at December 31, 2004 was $83,784.

NOTE 12 INCOME TAXES:

The components of income tax expense are as follows:

	December 31, 2004	December 31, 2003
Current benefit	$ --	$ --
Deferred benefit	--	--
Net Income Tax Expense	$ --	$ --

The deferred tax effects of temporary differences relating to operations are as follows:

	December 31, 2004	December 31, 2003
Provision for loan losses	$ (166,821)	$ (162,687)
Amortization of organization and start-up costs	47,996	47,997
Goodwill	7,274	7,274
Depreciation	49,937	112,998
Charitable contribution carryover	(4,511)	(12,385)
Award of restricted stock	(32,190)	(23,005)
Net operating loss carryforward	(673,240)	(726,901)
	(771,555)	(756,709)
Increase in valuation allowance	771,555	756,709
Deferred Income Tax Expense	$ --	$ --

NOTE 12 INCOME TAXES (CONTINUED):

The components of the net deferred tax asset at December 31 are as follows:

	2004	2003
Deferred tax assets:		
Allowance for loan losses	$ 437,360	$ 270,539
Organization and start-up costs	47,142	95,138
Charitable contribution carryover	20,360	15,849
Award of restricted stock	55,195	23,005
Net operating loss carryforward	2,226,157	1,552,917
Unrealized loss on available for sale securities	14,860	3,373
Total Deferred Tax Asset	2,801,074	1,960,821
Less: Valuation allowance	(2,542,539)	(1,759,497)
	258,535	201,324
Deferred tax liabilities:		
Goodwill	21,822	14,548
Depreciation	236,713	186,776
	258,535	201,324
Net Deferred Tax Asset	$ --	$ --

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2004	2003
Income tax benefit at the applicable federal rate	$ 791,304	$ 760,749
Change in valuation allowance for deferred taxes	(783,023)	(756,709)
Nondeductible expenses	(7,931)	(4,040)
Other	(350)	--
Income Tax Expense	$ --	$ --

NOTE 12 INCOME TAXES (CONTINUED):

At December 31, 2004, TransCommunity had total net operating losses carryforwards of $6,726,232 which begin to expire after December 31, 2021 and thereafter as follows:

Year of Expiration	
2021	$ 771,784
2022	1,661,303
2023	2,313,031
2024	1,980,114
Total available net operating loss	$ 6,726,232

The deferred tax benefit recognized at December 31, 2004 and 2003 is fully offset by a valuation allowance because there is insufficient evidence available with respect to the performance of the Bank of Goochland and other subsidiaries. However, management will continue to monitor TransCommunity's trend toward profitable operations and when sufficient evidence becomes available, TransCommunity will recognize a deferred tax asset and related benefit to continuing operations.

NOTE 13 RELATED PARTY TRANSACTIONS:

Officers and directors of TransCommunity (and companies controlled by them) were customers of and had transactions with TransCommunity's subsidiary Banks in the normal course of business during 2003 and 2004. These loan and deposit transactions were made on substantially the same terms as those prevailing for other customers and did not involve an abnormal risk. TransCommunity's subsidiary Banks have granted loans to principal officers and directors and their affiliates amounting to $6,317,165 at December 31, 2004 and $2,943,298 at December 31, 2003. During the year ended December 31, 2004, total principal additions were $7,502,053 and principal payments were $4,278,113.

In February, 2003, TransCommunity purchased for $850,000 an approximate two acre tract of land, located at the intersection of U.S. Route 250 and State Route 621 in the Centerville area of Goochland County, as a permanent main office location for Bank of Goochland. The party from whom this land was purchased was a partnership in which Troy A. Perry, a director of TransCommunity, owns a 15% limited partnership interest. The purchase contract provided that, prior to the construction of Bank of Goochland's main office, the seller would provide site improvements to the property that TransCommunity estimated to have a value of approximately $150,000. The site improvements were provided as contemplated and the Bank of Goochland completed construction of its main office and opened for business at that site in October, 2003.

Effective June 1, 2003, in contemplation of the initial opening the Bank of Louisa as a branch of Bank of Powhatan, Bank of Powhatan leased for 12 months an office location in the Town of Louisa from John J. Purcell, Jr., a director of TransCommunity. The lease required no rental payments, but in exchange for the landlord foregoing monthly rent for the first 12 months, Bank of Powhatan agreed to make certain tenant improvements to the leased premises that would revert to the landlord at the termination of the lease. The Bank of Louisa branch of Bank of Powhatan opened for business at this location in October, 2003. Upon completion of the new main office of Bank of Louisa, which is currently under construction at a separate location in the Town of Louisa, the lease with Mr. Purcell will be terminated and certain tenant improvements made at a cost of approximately $67,000 will revert to Mr. Purcell as landlord.

NOTE 14 CONCENTRATION OF CREDIT RISK:

Most of the Banks' loans are made to customers in the Banks' trade areas. Accordingly, the ultimate collectibility of the Banks' loan portfolio is susceptible to changes in local economic conditions. The types of loans made by the Banks are described in Note 5. Collateral required by the Banks is determined on an individual basis depending on the nature of the loan and the financial condition of the borrower. TransCommunity has a concentration of loans to borrowers involved in construction and land development. Loans to these borrowers amounted to approximately 32% of the total loan portfolio at December 31, 2004.

NOTE 15 STATEMENTS OF CASH FLOWS:

	2004	2003
Supplemental disclosure of cash paid during the year for interest:	$1,821,813	$1,091,995
Non-cash financing and investing transactions:		
Deferred cost (expense) of restricted stock award	(94,926)	171,339

NOTE 16 PURCHASE OF SUBSIDIARY:

Other assets include $320,917 of goodwill attributable to the purchase of Main Street Mortgage by the Bank of Powhatan. In June of 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 "Goodwill and Other Intangible Assets." The new accounting standard requires that goodwill not be amortized; however, it is tested for impairment and adjusted to fair value using one of several valuation methods. The goodwill related to the above purchase was tested for impairment during the fourth quarter of 2004 after TransCommunity had completed its annual forecast and budget. The estimated fair value of Main Street exceeded its carrying value at its subsidiary level. The estimated fair value was based on earnings forecast for the next year.

NOTE 17 STOCK OPTION PLAN:

A stock option plan was adopted by the Board of Directors of the Bank of Powhatan on May 8, 2001. This Plan was adopted by TransCommunity effective August 15, 2001 in connection with the Reorganization whereby the Bank of Powhatan became a subsidiary of TransCommunity. The purpose of the Plan is to reward employees and directors for services rendered and investment risks undertaken to date and to promote the success of TransCommunity and its subsidiaries by providing incentives to employees and directors that will promote the identification of their personal interest with the long-term financial success of TransCommunity, its subsidiaries and with growth in shareholder value. Under the Plan, annual grants of stock options are limited to 10,000 shares for each employee and 7,500 shares for each director. The Plan provides that options for up to 330,000 shares of TransCommunity common stock may be issued. The exercise price may not be less than 100% of the fair market value of the

NOTE 17 STOCK OPTION PLAN (CONTINUED):

shares on the award date. Unless the Stock Option Committee determines otherwise, one-third of an award becomes vested and exercisable on each of the first three anniversaries of the award date. Each award becomes fully vested and exercisable in the event of a change in control of TransCommunity. All options are subject to exercise or forfeiture if TransCommunity's capital falls below its minimum requirements, as determined by its primary regulator, and TransCommunity's primary regulator so directs. The Plan will expire on May 7, 2011, unless terminated sooner by the Board of Directors. On May 16, 2001 and April 15, 2003, options to acquire 45,575 and 222,700 shares, respectively, were awarded under the Plan; these options have an exercise price of $10 per share and a term of ten years. In addition, on April 15, 2003, options were awarded to executive officers, under existing employments agreements, to acquire 51,000 shares. These options were exercisable at December 31, 2004.

The fair value of each option granted on April 15, 2003 was $3.30 using the "Black Scholes Option Pricing" method with the following assumptions: risk free interest rate 4.00%, expected life – 10 years, expected volatility – zero and expected dividends of zero. No options have expired as December 31, 2004, however 600 options have been exercised pursuant to the Plan.

A summary of the options granted is shown in the following table:

	2004	2003
Outstanding at beginning of the year	318,675	45,575
Granted	0	273,700
Exercised	0	(600)
Lapsed	1,300	0
Outstanding at end of the year	317,375	318,675
Options exercisable at end of year	161,275	81,378
Exercise Price	$ 10.00	$ 10.00
Weighted average remaining contracted life at December 31, 2004	96 Months	

TransCommunity accounts for the plan under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in the net loss, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share as if TransCommunity had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to the stock option plan.

	2004	2003
Net loss, as reported	$ (2,327,366)	$ (2,237,495)
Deduct: Total stock-based employee compensation expense determined under fair value based method	(345,939)	(521,566)
Pro Forma Net Loss	$ (2,673,305)	$ (2,759,061)
Loss per Share:		
Basic - as reported	$ (1.10)	$ (1.19)
Basic - pro forma	$ (1.26)	$ (1.46)

NOTE 18 REGULATORY MATTERS:

Both TransCommunity and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. If TransCommunity, or its subsidiary Banks, fail to meet minimum capital requirements, its primary regulators can initiate certain mandatory and possible additional discretionary actions. If such actions are undertaken, they could have a direct material effect on TransCommunity's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, TransCommunity's subsidiary Banks must meet specific capital guidelines that involve quantitative measures of each Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

TransCommunity may not pay a dividend while there is an accumulated deficit.

Quantitative measures are established by bank regulations to ensure capital adequacy. The Banks are required to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). At December 31, 2004, the Banks' capital significantly exceeded the amounts required for well-capitalized de novo banks.

The actual and required capital amounts and ratios for the years ended December 31, 2004 and 2003 for TransCommunity and subsidiaries on a consolidated basis are as follows (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 16,647	17%	$ 7,841	8%	$ N/A	N/A
Powhatan	$ 7,439	15%	$ 4,045	8%	$ 5,057	10%
Goochland	$ 4,946	14%	$ 2,927	8%	$ 3,660	10%
Louisa	$ 4,365	26%	$ 1,333	8%	$ 1,667	10%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	15,422	16%	3,920	4%	N/A	N/A
Powhatan	6,795	13%	2,023	4%	3,034	6%
Goochland	4,479	12%	1,464	4%	2,196	6%
Louisa	4,197	25%	667	4%	1,000	6%
Tier 1 Capital to Average Assets:						
Consolidated	15,422	13%	4,842	4%	N/A	N/A
Powhatan	6,795	11%	2,540	4%	3,175	5%
Goochland	4,479	8%	2,152	4%	2,689	5%
Louisa	4,197	21%	807	4%	1,009	5%

NOTE 18 REGULATORY MATTERS (CONTINUED):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Total Consolidated Capital to Risk Weighted Assets	$ 15,754	21%	$ 5,878	8%	$ 7,348	10%
Tier 1 Consolidated Capital to Risk Weighted Assets	14,911	20%	2,939	4%	4,408	6%
Tier 1 Consolidated Capital to Average Assets	14,911	20%	3,024	4%	3,781	5%

As of June 30, 2004, the most recent date of notification, the Office of the Comptroller of the Currency categorized all TransCommunity subsidiary banks Well Capitalized under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as shown in the above table. There are no conditions or events since this date that management believes have changed the category of any of its subsidiary banks. In December, 2004, TransCommunity increased the capital of Bank of Goochland by $500,000, with the result that the Tier 1 Capital Ratio of Bank of Goochland was 8.34% as of December 31, 2004.

NOTE 19 EMPLOYMENT AGREEMENTS:

Mr. Wiley has served as chief executive officer of TransCommunity under an employment agreement with TransCommunity since June 27, 2001. Effective December 8, 2003, TransCommunity and Mr. Wiley entered into a new employment agreement. The new agreement is for a two-year term beginning January 1, 2004 and ending December 31, 2005. The agreement is subject to a one-year extension subject to mutual agreement on compensation. Under the agreement Mr. Wiley will serve as Chairman of the Board of Directors and Chief Executive Officer, with the responsibility for performing such services and duties as TransCommunity's Board of Directors may designate, for an annual base salary of $160,000 per annum, subject to increase, in the discretion of the Board, based on performance. In addition, the agreement provides for an annual performance bonus in the discretion of the Board. Other benefits include an $800,000 term life insurance policy (subject to certain conditions) and health and disability insurance coverage. The agreement provides for a monthly car allowance and an allowance for an annual physical examination.

Mr. Wiley serves at the pleasure of TransCommunity's Board of Directors. If, during the term of the agreement, Mr. Wiley's employment is terminated for cause (as defined), or if Mr. Wiley resigns without good reason (as defined), Mr. Wiley will be paid under the agreement to the date of termination. If Mr. Wiley is terminated without cause, or if Mr. Wiley resigns for good reason, he will be entitled to receive his base salary up to the end of the then current term of the agreement, plus an additional 24 months of base salary at the then current per annum amount. If Mr. Wiley should die during the term of the agreement, his estate will be entitled to a lump sum payment equal to two years base salary at the then current per annum amount.

NOTE 19 EMPLOYMENT AGREEMENTS (CONTINUED):

The agreement imposes certain non-compete restrictions upon Mr. Wiley for a period of up to one year following termination of the agreement. Separately, but in connection with Mr. Wiley's new employment agreement, the Board awarded Mr. Wiley 25,000 nonvested "restricted" shares of TransCommunity stock. The shares will vest and the restrictions will be removed in annual installments of 5,000 shares each beginning January 1, 2004 and ending on January 1, 2008. During the period of restriction, the restricted shares may not be sold, pledged or otherwise transferred except in limited circumstances. If Mr. Wiley dies, becomes disabled, retires after age 65, is terminated without cause or resigns for good reason, all remaining restrictions will lapse and the shares will be fully vested. If Mr. Wiley is terminated with cause or resigns without good reason, all shares that are still subject to restrictions shall be forfeited back to TransCommunity. During the period that the shares, or any portion thereof, are restricted, Mr. Wiley will have the full right to vote all 25,000 shares and to receive currently any dividends or other distributions made with respect to such shares other than dividends paid in the form of shares of TransCommunity's common stock. Any dividends payable in shares of TransCommunity's common stock shall be subject pro rata to the same restrictions on transferability as the restricted shares with respect to which such dividend or distribution was paid. The agreement also provides that the stock option award made to Mr. Wiley under his prior employment agreement will be amended to extend to one year the period for exercise of those options upon Mr. Wiley's death, disability, retirement after age 65, termination without cause or resignation for good reason. Because there is no active trading market for TransCommunity's common stock, TransCommunity is not able to value this award based on trading prices on the date of grant. For that reason, TransCommunity has valued the shares on the date of award at $9.56 per share, or $239,000 in the aggregate, based on TransCommunity's book value at December 31, 2003, (1.66 x book value of $7.21 per share) less a 20% discount relating to the restriction on resale. The compensation cost related to the restricted stock award is being expensed over the period of the restrictions. Compensation expense of $94,236 and $67,661 was recorded for 2004 and 2003, respectively, and $76,413 was deferred to future periods.

Effective June 27, 2001, TransCommunity and Mr. Bruce B. Nolte also entered into an employment agreement to serve as President and Chief Operating Officer of TransCommunity with the responsibility for performing such services and duties as TransCommunity's Board of Directors may designate, for an annual base salary of $124,000, subject to increase at the discretion of the Board. Under the agreement, Mr. Nolte was awarded options to acquire 21,000 shares of common stock on April 15, 2003.

The contract is for a term of three years. Mr. Nolte serves at the pleasure of TransCommunity's Board of Directors. If, during the term of the contract, Mr. Nolte's employment is terminated without cause, Mr. Nolte will be entitled to a severance payment equal to his annual salary at that time. The contract also contains non-competition covenants for a period of one year following termination of Mr. Nolte's employment.

Effective January 1, 2001, MSM Acquisition Co. (now Main Street) and Mr. Richard W. Mayhew entered into an employment contract under which Mr. Mayhew serves as President and Chief Executive Officer of Main Street, with responsibility for performing such services and duties as the Chairman of the Bank of Powhatan, N.A. may designate, for an annual base salary of $120,000. In addition, the contract provides for a potential bonus in each of the first seven years of the contract based on meeting specific performance goals. Mr. Mayhew did not receive a bonus for 2003 or 2004 under this provision. Other benefits include health and disability insurance and other benefits offered to executive employees of TransCommunity.

NOTE 19 EMPLOYMENT AGREEMENTS (CONTINUED):

The contract is for a term of five years, with an automatic annual renewal thereafter unless notice of termination is provided 60 days before the end of a term. Mr. Mayhew serves at the pleasure of Main Street. If, during the term of the contract, Mr. Mayhew's employment is terminated without cause, Mr. Mayhew will be entitled to a severance payment of $60,000. The contract also contains non-competition covenants for the term of the contract and until December 31, 2005.

Effective February 1, 2003, TransCommunity and Mr. Thomas M. Crowder entered into an employment agreement under which Mr. Crowder will serve as the Chief Financial Officer of TransCommunity, with the responsibility for performing such services and duties as TransCommunity's Chief Executive Officer may designate, for an annual base salary of $115,000, subject to increase at the discretion of the Board. In addition, the contract provided for a signing bonus of $5,000 and a performance bonus if TransCommunity and Mr. Crowder agree to one in writing. Other benefits include term life insurance and health and disability insurance coverage.

The contract is for a term of three years. Mr. Crowder serves at the pleasure of TransCommunity's Board of Directors. If, during the term of the contract, Mr. Crowder's employment is terminated without cause, Mr. Crowder will be entitled to a severance payment equal to his annual salary at that time. If, during the term of the contract, Mr. Crowder's employment is terminated within one year of a change in control of TransCommunity, Mr. Crowder will be entitled to severance pay equal to three times his annual salary in effect at that time. The contract also contains non-competition covenants for a period of six months following termination of Mr. Crowder's employment.

Each of the presidents of TransCommunity's three subsidiary Banks has an employment agreement with the bank which employs the president. Under each agreement, the individual serves as President and Chief Executive Officer, with the responsibility for performing such services and duties as each respective bank's chairman or board of directors may designate. James F. Keller's agreement with the Bank of Powhatan commenced July 8, 2003, and provides for an annual base salary of $120,000. M. Andrew McLean's agreement with the Bank of Goochland commenced December 18, 2002, and provides for an annual base salary of $116,000. George D. Yancey's agreement with the Bank of Louisa commenced April 19, 2004, and provides for a base salary of $110,000. The base salary provided for in each agreement is subject to increase in the discretion of each respective board of directors, and each agreement includes an automobile allowance and health and disability insurance coverage.

Each agreement is for a period of three years, with a two-year renewal at the option of the bank. Each bank president serves at the pleasure of the respective bank's board of directors. If, during the term of the agreement, the employment of any of the bank presidents is terminated without cause, the terminated president will be entitled to a severance payment equal to his annual salary in effect at that time. If, during the term of the agreement, the president's employment is terminated within one year of a change in control of TransCommunity, he will be entitled to severance pay equal to three times his annual salary in effect at that time. Each agreement also contains non-competition covenants for a period of six months following termination of employment.

NOTE 20 FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures About the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. As the majority of the Banks' financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.

Estimated fair value and the carrying value of financial instruments at December 31, 2004 and 2003 are as follows (in thousands):

	December 31, 2004		December 31, 2003	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets				
Cash and due from banks	$ 3,617	$ 3,617	$ 7,914	$ 7,914
Federal funds sold	143	143	186	186
Investment securities	27,745	27,775	19,730	19,753
Federal Reserve Bank stock	507	507	357	357
Loans	104,841	104,915	66,567	66,120
Accrued interest receivable	518	518	304	304

NOTE 20 FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

Financial Liabilities

	December 31, 2004		December 31, 2003	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Demand Deposits:				
Non-interest bearing	$15,549	$15,549	$11,949	$11,949
Interest-bearing	36,603	36,603	15,529	15,529
Savings deposits	8,502	8,502	5,826	5,826
Time deposits	68,521	63,007	52,752	49,371
Federal funds purchased	2,277	2,277	501	501
Notes payable	1,450	1,450	1,198	1,198
Accrued interest payable	206	206	145	145

The carrying value of cash and due from banks, federal funds sold, interest-bearing deposits, Federal Reserve Bank stock, deposits with no stated maturities, and accrued interest approximates fair value. The estimated fair value of investment securities was based on closing market prices. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments during the month of December 2004.

NOTE 21 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Banks have outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk were as follows (dollars in thousands):

	December 31,	
	2004	2003
Commitments to extend credit	$ 28,493	$ 26,891
Standby letters of credit	3,022	554

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Interest rates are determined when funds are disbursed. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks' policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

NOTE 21 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED):

The Banks have not been required to perform on any financial guarantees during the past two years. The Banks have not incurred any losses on its commitments in either 2004 or 2003.

NOTE 22 COMMITMENTS AND CONTINGENT LIABILITIES:

TransCommunity has entered into a master agreement with FiServ, Inc. to provide data processing services to the Company and its subsidiary banks. This agreement is for an initial period of sixty months. Unless written notice of non-renewal is provided by either party at least 180 days before expiration of any term, the agreement shall automatically renew for a period of five years. The current consolidated monthly expense associated with these agreements is approximately $48,400 and is based principally on the level of accounts at each subsidiary bank.

In September, 2001, TransCommunity entered into a lease with Woolfolk Properties to lease premises of approximately 2,680 square feet to be used as headquarters for the holding company staff. The monthly lease payment is $3,295 and the lease expires August 31, 2006. In January, 2004, these premises were turned over to TransCommunity's affiliate, Main Street Mortgage. As a result of consolidation within Main Street Mortgage, these premises were vacated by Main Street effective October 1, 2004, and TransCommunity is currently attempting to sublet these offices.

On July 19, 2000, Main Street Mortgage entered into a lease with The Oley Children Limited for lease of 2,500 square feet of office space located at 9030 Three Chopt Road, Richmond, VA. The rent on these premises is $2,925. This lease expires July 1, 2005.

On July 1, 2000, Main Street Mortgage entered into a month-to-month lease with Langhorne Road Investors to lease approximately 1,570 square feet located at 2095 Langhorne Road, Lynchburg, VA for use as a branch office. The monthly rent is $2,048.

On November 18, 2003, TransCommunity entered into a lease with Battlefield Association, LLC and Columbus One, LLC, for 4,218 square feet of office space located at One Columbus Center, Suite 900, Virginia Beach, Virginia. The term of the lease is 7 years, and the monthly rent is $7,117,89. This space has been subleased to Main Street Mortgage for use as a branch office.

On August 15, 2002, TransCommunity entered into an agreement with an unrelated third-party to lease a building located at 2958 River Road West in Goochland County, and containing approximately 1200 square feet, as a temporary main office site for Bank of Goochland. Following the opening of Bank of Goochland's permanent main office site, Bank of Goochland retained the Goochland Courthouse location as a branch office. The term of this lease is five years, and the amount of the base monthly rent is $1,500 per month. Effective November 25, 2002, this lease agreement was assigned by TransCommunity to Bank of Goochland upon receipt by that Bank of its national banking charter.

On September 2003, TransCommunity entered into a lease agreement to rent 14,000 square feet of office space located at 4235 Innslake Drive, Glen Allen, Virginia. This office space, which TransCommunity began occupying in the fourth quarter of 2003, houses the corporate operations of TransCommunity as well as elements of Main Street Mortgage and the offices of the investment advisor subsidiary, the insurance agency subsidiary and the trust operations of the subsidiary Banks. Monthly lease payments of $12,951 commenced in February, 2004.

NOTE 22 COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2004, pertaining to premises, future minimum rent commitments under various operating leases are as follows:

2005	$ 318,146
2006	325,377
2007	332,791
2008	340,803
2009	351,103
Thereafter	1,293,827
	$ 2,962,047

Total rent expense for office and equipment for the years ended December 31, 2004 and 2003 amounted to $531,104 and $200,780, respectively.

NOTE 23 BUSINESS SEGMENTS:

TransCommunity's business segments include Bank of Powhatan, Bank of Goochland and Bank of Louisa which operate as commercial banks, and Main Street Mortgage, which originates mortgage loans for investors.

Year Ended December 31, 2004
(In Thousands)

	Financial Services Division & Banks	Main Street	Trans-Community [1]	Eliminations	Consolidated
Net interest income [1]	$ 4,950	$ (25)	$ (50)	$	$ 4,875
Provision for loan losses	(549)	(105)			(654)
Noninterest income [1]	779	3,351	500	(506)	4,124
Noninterest expense	(5,480)	(3,211)	(2,487)	506	(10,672)
Income (Loss) from subsidiaries	10		(290)	280	
Net Income (Loss)	$ (290)	$ 10	$ (2,327)	$ 280	$ (2,327)
Total Assets	$ 143,077	$ 1,492	$ 17,436	$ (18,703)	$ 143,302

Year Ended December 31, 2003
(In Thousands)

	Banks	Main Street	Trans-Community [1]	Eliminations	Consolidated
Net interest income [1]	$ 2,814	$ (6)	$ 23	$	$ 2,831
Provision for loan losses	(385)				(385)
Noninterest income [1]	282	2,151			2,433
Noninterest expense	(3,115)	(2,208)	(1,793)		(7,116)
Income (Loss) from subsidiaries	(63)		(467)	530	
Net Income (Loss)	$ (467)	$ (63)	$ (2,237)	$ 530	$ (2,237)
Total Assets	$ 96,726	$ 1,023	$ 16,353	$ (14,350)	$ 99,752

[1] All revenue is received from external customers except for interest paid by Main Street Mortgage to Bank of Powhatan.

NOTE 24 OTHER OPERATING EXPENSES:

Other operating expenses include the following:

	2004	2003
Advertising and public relations	$ 373,400	$ 192,951
Amortization of computer software		19,662
Charitable contributions	13,267	36,427
Consulting fees	40,288	134,035
Data processing fees	334,380	351,661
Directors' and officers' liability insurance	7,548	4,311
Filing and registration fees	44,352	21,143
Legal and accounting fees	427,234	377,155
Miscellaneous	94,068	60,729
OCC and FDIC assessment	72,733	47,271
Other insurance	24,648	9,311
Postage and freight	138,173	78,391
Stationery and supplies	175,645	200,242
Stock certificates and shareholder communications	36,226	20,630
Subscriptions and membership dues	36,340	32,107
Telephone	226,286	151,169
Training and personnel development	56,391	31,727
Travel, meals and entertainment	90,817	76,017
Other	340,472	235,320
	$ 2,532,268	$ 2,080,259

NOTE 25 FOURTH QUARTER ADJUSTMENTS:

During 2004, quarterly financial statements were prepared using estimated accruals. There were no other year end adjustments for accrued items.

NOTE 26 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Cash	$ 871,122	$ 5,249,345
Property and equipment, net	376,897	405,563
Investment in subsidiaries	15,064,727	10,448,907
Due from subsidiaries	375,551	
Other assets	37,469	77,490
Total Assets	$ 16,725,766	$ 16,181,305
LIABILITIES		
Line of credit	$ 1,450,000	$ 1,000,000
Accounts payable	82,657	78,074
Accrued expenses	550	3,789
Notes payable		198,000
Total Liabilities	1,533,207	1,279,863
STOCKHOLDERS' EQUITY		
Common stock $.01 par value (5,000,000 shares authorized) 2,250,508 and 2,067,613 shares issued and outstanding	22,505	20,676
Paid-in-surplus	22,753,004	19,916,482
Expenses of stock offering	(186,083)	
Accumulated deficit	(7,353,219)	(5,025,853)
Accumulated other comprehensive loss	(43,648)	(9,863)
Total Stockholders' Equity	15,192,559	14,901,442
Total Liabilities and Stockholders' Equity	$ 16,725,766	$ 16,181,305

NOTE 26 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Income		
Interest income	$ 18,109	$ 36,100
Dividends from subsidiaries	560,000	
Bank administration fee income	194,815	
Recovery of start-up costs from subsidiary	230,000	
Other	74,994	
	1,077,918	36,100
Expenses		
Salaries and employee benefits	1,381,085	993,533
Consulting fees	128,136	100,875
Legal and accounting fees	236,682	292,344
Filing and registration fees		3,112
Equipment expenses	177,099	78,431
Rent	172,547	44,437
Advertising and public relations	80,072	51,076
Other operating expenses	379,268	243,388
Total Expenses	2,554,889	1,807,196
Loss before undistributed deficit of subsidiaries	(1,476,971)	(1,771,096)
Undistributed deficit of subsidiaries	(850,395)	(466,399)
Net Loss	$ (2,327,366)	$ (2,237,495)

NOTE 26 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Please see the consolidated statements of changes in stockholders' equity as they are identical to the parent.

NOTE 26 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Operating Activities:		
Net Loss	$ (2,327,366)	$ (2,237,495)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	61,046	23,111
Undistributed deficit of subsidiaries	850,395	466,399
Restricted stock award expense	94,926	67,661
Increase in due from subsidiary	(375,551)	
Net change in:		
Other assets	40,021	(63,383)
Accounts payable	4,583	(73,755)
Accrued expenses and other liabilities	(3,239)	(2,660)
Net Cash Used in Operating Activities	(1,655,185)	(1,820,122)
Investing Activities:		
Investment in subsidiaries	(5,500,000)	
Proceeds from the sale of property	34,450	364
Payments for the purchase of property	(264,830)	(64,920)
Net Cash Used in Investing Activities	(5,730,380)	(64,556)
Financing Activities:		
Proceeds from common stock subscriptions	2,743,425	4,691,976
Proceeds from exercise of stock options		6,000
Proceeds from line of credit	450,000	1,000,000
Expenses of current stock offering	(186,083)	(88,117)
Net Cash Provided by Financing Activities	3,007,342	5,609,859
Net Increase (Decrease) in Cash and Cash Equivalents	(4,378,223)	3,725,181
Cash and Cash Equivalents, Beginning of Year	5,249,345	1,524,164
Cash and Cash Equivalents, End of Year	$ 871,122	$ 5,249,345
Supplemental Information:		
Cash paid for interest	$ 67,376	$ 13,450
Non-cash transactions:		
Note payable transferred as part of the purchase of land to the Bank of Louisa	$ 198,000	
Other comprehensive loss for subsidiary	(33,784)	(9,363)
Deferred cost of restricted stock award		171,339

NOTE 27 DEFINED CONTRIBUTION PENSION PLAN:

TransCommunity has a defined contribution pension plan in the form of a 401(k) plan covering substantially all of its employees. Under the Plan, employees can contribute up to 15% of their pretax salary subject to Internal Revenue Service ceilings. The Company contributes 5% of compensation, regardless of what the employee contributes. TransCommunity will also match up to the first 4% of salaries contributed by their employees.

Total expenses for the defined contribution pension plan for the years ended December 31, 2004 and 2003 was $369,720 and $173,709, respectively.